File No.: 82-34801

Paul Hastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

011-81-3-6229-6014
howardcheng@paulhastings.com

07026330

SUPPL

August 27, 2007

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JULY 18, 2007

August 24, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. English translation of Brief Statement of Quarterly Financial Results for the Three Months Ended June 30, 2007 dated on July 20, 2007 (Exhibit 1). Japanese original submitted to the Tokyo Stock Exchange also attached (Exhibit 7)

2. Fact Book for the Three Months Ended June 30, 2007 dated on July 20, 2007 (Exhibit 2). Japanese language is also written down in the same report.

3. English translation of Notice Regarding the Results of the Tender Offer for the Shares of PENTAX Corporation and Change of Subsidiary dated on August 7, 2007 (Exhibit 3). Japanese original submitted to the Tokyo Stock Exchange also attached (Exhibit 8)

4. English translation of Tender Offer Registration Statement which is reporting the results of Tender Offer dated on August 7, 2007(Exhibit 4). Japanese original submitted to the Director General of the Kanto Local Finance Bureau also attached (Exhibit 9)

5. English translation of Temporary Securities Report dated on August 7, 2007(Exhibit 5). Japanese original submitted to the Director General of the Kanto Local Finance Bureau also attached (Exhibit 10)

6. English translation of Report about Large Holdings of Share Certificates, etc. dated on August 7, 2007(Exhibit 6). Japanese original submitted to the Director General of the Kanto Local Finance Bureau also attached (Exhibit 11)

B. JAPANESE LANGUAGE DOCUMENTS

1. Japanese original of Brief Statement of Quarterly Financial Results for the Three Months Ended June 30, 2007 dated on July 20, 2007 submitted to the Tokyo Stock Exchange (Exhibit 7). English translation also attached (Exhibit 1)

2. Japanese original of Notice Regarding the Results of the Tender Offer for the Shares of PENTAX Corporation and Change of Subsidiary dated on August 7, 2007 submitted to the Tokyo Stock Exchange (Exhibit 8). English translation also attached (Exhibit 3)

3. Japanese original of Tender Offer Registration Statement which is reporting the results of Tender Offer dated on August 7, 2007 submitted to the Director General of the Kanto Local Finance Bureau (Exhibit 9). English translation also attached (Exhibit 4)

4. Japanese original of Temporary Securities Report dated on August 7, 2007 submitted to the Director General of the Kanto Local Finance Bureau (Exhibit 10). English translation also attached (Exhibit 5)

5. Japanese original of Report about Large Holdings of Share Certificates, etc. dated on August 7, 2007 submitted to the Director General of the Kanto Local Finance Bureau (Exhibit 11). English translation also attached (Exhibit 6)

HOYA

July 20, 2007

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1.Performance for the three months ended June 30, 2007 and 2006

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Three months ended Jun. 30, 2007	2006	Variance (%)
Net sales	97,779	92,618	5.6
Operating income	22,640	27,240	-16.9
Ordinary income	23,976	25,139	-4.6
Net income	17,097	21,499	-20.5
Net income per share(Yen)	39.61	49.92	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Jun. 30, 2007	As of Mar. 31, 2007	As of Jun. 30, 2006
Total assets	469,048	447,644	391,972
Net assets	387,950	367,145	288,734
Owners' equity ratio	82.2%	81.6%	73.4%
Net assets per share (Yen)	893.29	845.98	668.33

(3) Conditions of Cash Flows	Three months ended Jun. 30, 2007	2006
Net cash provided by operating activities	21,815	14,065
Net cash used in investing activities	-10,891	-14,825
Net cash provided by (used in) financing activities	-5,980	17,255
Cash and cash equivalents at end of period	131,610	100,449

2.Condition of Dividends

	Year ended/ending Mar.31	
	2008	2007
Interim (per share, Yen)	N/A	30.00
Year-end (per share, Yen)	N/A	35.00
Annual (per share, Yen)	N/A	65.00

3.Projected Results for the First Half (Six months ending September 30, 2006)

	Six months ending/ended Sep.30.		
	2007	2006	Variance(%)
Net sales	198,800	191,697	3.7
Operating income	49,000	55,366	-11.5
Ordinary income	51,500	50,839	1.3
Net income	37,400	44,398	-15.8
Net income per share (Yen)	86.64	103.08	-16.44

Notes:

1. HOYA and PENTAX have entered into an agreement on May 31, 2007, to purchase all shares of PENTAX through a tender offer by HOYA. HOYA determined in accordance with a decision of the representative executive officer dated July 2, 2007 to commence the tender offer from July 3, 2007.

   If HOYA fails to acquire all shares of the PENTAX's common stock by the tender offer, the Company contemplates causing PENTAX to be its wholly owned subsidiary by any appropriate transaction.

   However, projected sales and profits of PENTAX are not included in the above forecast.

2. To calculate Net income per share, expected Net income is devided by expected mid-term average number of shares.

[Business Overview and Financial Statements]

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Jun. 30, 2007	Variance(%) year-on-year
Net sales	97,779	(5.6)
Operating income	22,640	(-16.9)
Ordinary income	23,976	(-4.6)
Net income	17,097	(-20.5)
Net income per share(Yen)	39.61	-10.31

Economic conditions during the quarter under review made slow improvement due to increase of resouce price and cost with weakening yen, especially in major companies relating to the manufacturing industries. However, economy was keeping high tone of capital investments and expansion of employment despite partly remaining difficult employment situation. As a consequence, economy as a whole continued to post a gradual upward growth.

Meanwhile, for the HOYA Group, in the Electro-Optics sector, sales went down in some products because of price decline, inventory adjustment, delay in commencement of production of new items. Though, in other products, the development of new products by clients were vigorous, promoting robust demand, the whole of the sector showed a decline in revenues and profit.
In Vision-Care division, the market overseas for eyeglass lenses showed an expansion, leading to increased revenues. Because of an increase in cost, however, operating profit was nearly the same level as the same period of last year. Healthcare division performed well, showing an increase in revenues and profit.

As a result, during the quarter under review consolidated net sales increased year-on-year basis, while operating profits, ordinary profit and net income decreased.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)



110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
132.47
134.87
137.95
137.62
135.25
136.23
140.14
140.92
144.55
148.92
153.08
157.26
163.99
109.62
111.02
104.52
105.25
108.36
74,961
78,486
77,786
76,938
81,777
84,961
87,286
90,204
92,618
99,079
98,929
99,467
97,779
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Net sales
average exchange rate (US dollar)
(EURO)


Ratio of Net Sales by Business Segment - Quarterly Transition
100%
80%
60%
40%
20%
0%
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Electro-Optics
Photonics
Vision Care
Health Care
Others


Quarterly Incomes (Millions of Yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
21,081 22,355 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,595
27,257 27,162 20,120
24,043 22,036 16,514
27,240 25,139 21,499
28,126 25,700 22,899
27,216 25,148 19,953
24,631 26,922 19,028
22,640 23,976 17,097
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year. Competition among mask producers for orders in the area of large-size masks for LCD use also intensified due to the broad reduction in panel prices by LCD panel producers.

In terms of glass disks for hard disk drives (HDDs), sales decreased on a year-on-year basis due to the seasonal fluctuation of demand and the internal delay in commencing of production with perpendicular recording method.

In optical lenses, in addition to the reemergence of a trend toward increase in lens shipments for digital cameras, the demand for lenses for mobile telephones equipped with cameras increased broadly, resulting in higher sales year-on-year.

Photonics

With laser-equipped industrial and medical equipment as major products, clients in the industrial area include producers of semiconductors, LCD panels, optical devices and so forth. The market has been fraught with intense competition as well as industry restructuring, leading to a decline in sales against the previous year.

Quarterly Net Sales of Information Technology (Millions of Yen)



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2,887
2,924
2,558
2,378
2,605
2,512
2,451
2,524
2,402
2,223
2,246
2,280
2,210
40,087
42,424
42,214
40,937
44,568
46,784
48,842
50,357
52,239
57,134
56,469
53,512
51,549
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Electro-Optics
Photonics

2. Eye Care

Vision Care

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. In the low price bracket, however, overall sales in the domestic market were at essentially the level as in the previous year due to stiff price competition.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses.

As a result, an increase was realized in the sector overall year-on-year.

Health Care

In contact lenses, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

Quarterly Net Sales of Eye Care (Millions of Yen)


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
7,706
8,084
7,807
7,811
8,542
9,079
8,916
8,946
9,733
10,423
10,195
10,498
11,223
22,862
23,803
23,806
24,499
24,850
25,607
26,155
27,844
27,926
28,985
29,806
33,094
32,455
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Vision Care
Health Care

3. Others

Crystal glassware and internal services (design of information system, etc.)

2. Financial Position

1) Assets, Liabilities and Net assets

	Millions of Yen As of Jun. 30, 2007
Total assets	469,048
Net assets	387,950
Owner's equity ratio	82.2%

At the end of the quarter under review, the current assets increased Yen 15,037 million since "cash and deposit" increased Yen 10,989 million, as well as "inventories" increased Yen 5,114 million. Fixed assets increased Yen 6,368 million and total assets increased Yen 21,404 million. Liabilities increased Yen 599 million. Net assets came to Yen 387,950 million through "earned surplus" increased Yen 1,664 million, and "translation adjustments" increased Yen 18,079 million. As a result, owner's equity, which was calculated by subtracting "new share subscription rights" and "minority interest" from net assets came to Yen 385,688 million and owner's equity ratio changed to 82.2%.

2) Conditions of Cash Flows

	Millions of Yen Three months ended Jun. 30, 2007
Net cash provided by operating activities	21,815
Net cash used in investing activities	-10,891
Net cash provided by (used in) financing activities	-5,980
Cash and cash equivalents at end of period	131,610

In terms of cash flows from operating activities, on the basis of Yen 23,008 million in income before income taxes and Yen 9,985 million in depreciation, net cash provided by operating activities amounted to 21,815 million. Net cash used in investment activities amounted to Yen 10,891 million in cash payments that were mainly used for investment in order to handle next-generation products. The company used Yen 14,336 million for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased by Yen 10,988 million in comparison with that of the end of the previous fiscal year.

3. Projected Results for the First Half

(Six months ending Sep. 30, 2007)

	Millions of Yen		
	Six months ending/ended		variance
	Sep.30,2007	Sep.30,2006	(%)
Net sales	198,800	191,697	(3.7)
Operating income	49,000	55,366	(-11.5)
Ordinary income	51,500	50,839	(1.3)
Net income	37,400	44,398	(-15.8)
Net income per share (Yen)	86.64	103.08	-16.44

Notes:

1. HOYA and PENTAX have entered into an agreement on May 31, 2007, to purchase all shares of PENTAX through a tender offer by HOYA. HOYA determined in accordance with a decision of the representative executive officer dated July 2, 2007 to commence the tender offer from July 3, 2007.

   If HOYA fails to acquire all shares of the PENTAX's common stock by the tender offer, the Company contemplates causing PENTAX to be its wholly owned subsidiary by any appropriate transaction.

   However, projected sales and profits of PENTAX are not included in the above forecast.

2. To calculate Net income per share, expected Net income is devided by expected mid-term average number of shares.

Ref: for the 2nd quarter

1. Year-on-year comparison	Millions of Yen		
	Three months ending/ended		variance
	Sep.30,2007	Sep.30,2006	(%)
Net sales	101,021	99,079	(2.0)
Operating income	26,360	28,126	(-6.3)
Ordinary income	27,524	25,700	(7.1)
Net income	20,303	22,899	(-11.3)
Net income per share (Yen)	47.03	53.16	-6.13

2. Quarter-on-quarter comparison	Millions of Yen		
	Three months ending/ended		variance
	Sep.30,2007	Jun.30,2007	(%)
Net sales	101,021	97,779	(3.3)
Operating income	26,360	22,640	(16.4)
Ordinary income	27,524	23,976	(14.8)
Net income	20,303	17,097	(18.8)
Net income per share (Yen)	47.03	39.61	7.42

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

4. Preparation of the Consolidated Financial Statements
Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 68 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 4 companies
   Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

Compared to the same period last year (Jun.30, 2006) : 5 companies increased in total

5 companies increased due to the establishment:	HOYA LENS INDIA PRIVATE LIMITED. (India) HOYA LENS VIETNAM LTD. (Vietnam) and other three companies (overseas)
1 company increased due to the acquisition:	MORGAN OPTICAL, INC. (USA)
1 company decreased due to the merger into the other subsidiary :	HOYA CRYSTAL, INC. (USA) * merged into HOYA CORPORATION USA (USA)

Compared to the previous quarter (Mar.31, 2007)

1 company increased due to the acquisition:	MORGAN OPTICAL, INC. (USA)

b. Application of the equity method

Compared to Jun.30, 2006 : No change

Compared to Mar.31, 2007 : No change

	as of Jun.30, 2007	as of Jun.30, 2006	variance	as of Mar.31, 2007
Consolidated subsidiaries	68 (do 5, os63)	63 (do 5, os58)	+5 (do-, os+5)	67 (do 5, os62)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	4 (do 4, os -)	- (do-, os-)	4 (do 4, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	72	67	+5	71
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

5. Consolidated Financial Statements
(1) Quarterly Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries	Millions of Yen			
	Jun.30,2007	Mar.31,2007	Variance	Jun.30,2006
ASSETS				
Current assets				
Cash and deposits	131,610	120,621	10,989	100,449
Notes and accounts receivable - trade	94,116	94,296	-180	82,671
Inventories	54,835	49,721	5,114	44,254
Deferred tax assets	5,257	7,067	-1,810	5,461
Other current assets	6,528	5,309	1,219	7,327
Allowance for doubtful receivables	-1,605	-1,311	-294	-1,182
Total current assets	290,743	275,706	15,037	238,983
Fixed asstes				
Tangible fixed assets				
Buildings and structures	35,640	33,871	1,769	29,900
Machinery and carriers	75,772	75,961	-189	62,405
Tools, equipment and fixtures	12,850	12,311	539	11,284
Lands	9,343	9,154	189	8,640
Construction in progress	15,056	11,918	3,138	12,488
Total tangible fixed assets	148,664	143,218	5,446	124,720
Intangible fixed assets				
Total intangible fixed assets	6,702	6,248	454	7,576
Investments and other assets				
Investment securities	15,219	14,575	644	13,117
Deferred tax assets	2,551	2,723	-172	3,154
Other assets	5,491	5,493	-2	4,729
Allowance for doubtful receivables	-323	-322	-1	-310
Total investment and other assets	22,938	22,470	468	20,691
Total fixed assets	178,305	171,937	6,368	152,988
TOTAL ASSETS	469,048	447,644	21,404	391,972

HOYA CORPORATION and Consolidated Subsidiaries	Millions of Yen			
	Jun.30,2007	Mar.31,2007	Variance	Jun.30,2006
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	29,629	28,779	850	29,173
Commercial paper	7,991	—	7,991	30,000
Income tax payable	4,340	12,821	-8,481	7,230
Accrued expenses	15,968	17,279	-1,311	17,620
Accrued bonuses to employees	2,282	4,327	-2,045	2,325
Other current liabilities	18,108	14,973	3,135	14,793
Total current liabilities	78,320	78,181	139	101,143
Long-term liabilities				
Allowance for special repairs	977	890	87	817
Other long-term liabilities	1,800	1,427	373	1,276
Total long-term liabilities	2,778	2,317	461	2,093
Total Liabilities	81,098	80,499	599	103,237
NET ASSETS				
Shareholders' equity				
Paid-in capital	6,264	6,264	—	6,264
Capital surplus	15,898	15,898	—	15,898
Earned surplus	324,177	322,513	1,664	274,708
Treasury stock	-12,064	-12,753	689	-15,954
Advances on subscription to treasury stock	5	1	4	3
Total shareholders' equity	334,281	331,924	2,357	280,920
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	63	-85	148	-30
Translation adjustments	51,342	33,263	18,079	6,966
Total valuation and translation adjustments	51,405	33,177	18,228	6,935
New share subscription rights	346	167	179	—
Minority interest	1,916	1,876	40	878
Total Net Assets	387,950	367,145	20,805	288,734
TOTAL LIABILITIES AND NET ASSETS	469,048	447,644	21,404	391,972

Notes:	Millions of Yen			
1. Accumulated depreciation	237,877	223,095		187,926
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,672	2,774		2,424
3. Number of shares of treasury stock (stocks)	3,261,279	3,447,681		4,313,419

(2) Quarterly Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended				
			Variance		
	Jun.30, 2007	Jun.30, 2006	Value	(%)	Mar.31, 2007
Net sales	97,779	92,618	5,161	5.6	99,467
Cost of sales	52,120	45,539	6,581	14.5	51,038
Gross profit	45,658	47,079	-1,421	-3.0	48,428
Selling, general and administrative expenses	23,018	19,838	3,180	16.0	23,798
Operating income	22,640	27,240	-4,600	-16.9	24,631
Non-operating income	2,435	638	1,797	281.7	2,939
Interest income	1,030	442	588		1,114
Foreign exchange gains	−	−	−		734
Equity in earnings of affiliates	599	−	599		586
Others	805	195	610		503
Non-operating expenses	1,099	2,739	-1,640	-59.9	648
Interest expense	10	34	-24		44
Sales discount	234	191	43		238
Foreign exchange losses	440	1,668	-1,228		−
Equity in losses of affiliates	−	545	-545		−
Others	415	300	115		365
Ordinary income	23,976	25,139	-1,163	-4.6	26,922
Extra-ordinary gains	121	121	0	0.0	65
Gain on sales of property, plant and equipment	22	66	-44		5
Others	98	55	43		60
Extra-ordinary losses	1,089	439	650	148.1	2,115
Loss on disposal of property, plant and equipment	66	119	-53		491
Additional retirement benefits paid to employees	62	94	-32		837
Loss on impairment	22	14	8		1
Maintenance of environment	5	11	-6		17
Others	932	200	732		769
Income before income taxes and minority interests	23,008	24,821	-1,813	-7.3	24,872
Income taxes - Current	3,956	2,332	1,624	69.6	7,963
Income taxes - Deferred	1,932	955	977	102.3	-2,188
Minority interests in net income	21	33	-12	-36.4	67
Net income	17,097	21,499	-4,402	-20.5	19,028
Net income per share(Yen)	39.61	49.92	-10.31		44.11
Diluted net income per share(Yen)	39.51	49.71	-10.20		43.97

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2007 A" is the actual value of this period. "2007 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2007 A	2007 B	influences
Net sales	97,779	94,640	3,139
Operating income	22,640	20,690	1,950
Ordinary income	23,976	21,553	2,423
Net income	17,097	14,957	2,140

2. Average rates of major foreign currencies

		Three months ended Jun. 30,		
		2007	2006	Variance(%)
US$	Yen	121.58	113.97	-6.7%
Euro	Yen	163.99	144.55	-13.4%
Thail Baht	Yen	3.77	3.00	-25.7%

3. HOYA CORPORATION commenced a tender offer for the shares of PENTAX Corporation in accordance with a decision of the representative executive officer dated July 2, 2007. For more information, see "Notice of Commencement of Tender Offer for the Shares of PENTAX Corporation"at page 20.

(3) Quarterly Consolidated Statements of Changes in Net Assets

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE MARCH 31, 2007	6,264	15,898	322,513	-12,753	1	331,924
Net income	0	0	17,097	0	0	17,097
Appropriations						
Cash dividends	0	0	-15,104	0	0	-15,104
Repurchases of treasury stocks	0	0	0	-3	0	-3
Disposal of treasury stocks	0	0	-328	692	0	364
Others	0	0	0	0	3	3
Net increase / decrease during the term under review except in Shareholders' Equity	0	0	0	0	0	0
Total variance during the term under review	—	—	1,664	689	3	2,357
BALANCE JUNE 30, 2007	6,264	15,898	324,177	-12,064	5	334,281

Millions of Yen

	Valuation and Translation Adjustments					
	Valuation differnce on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	New Share Subscription Rights	Minority Interest	Total Net Assets
BALANCE MARCH 31, 2007	-85	33,263	33,177	167	1,876	367,145
Net income						17,097
Appropriations						
Cash dividends						-15,104
Repurchases of treasury stocks						-3
Disposal of treasury stocks						364
Others						3
Net increase / decrease during the term under review except in Shareholders' Equity	149	18,078	18,228	179	40	18,447
Total variance during the term under review	149	18,078	18,228	179	40	20,805
BALANCE JUNE 30, 2007	63	51,342	51,405	346	1,916	387,950

Notes:

1. Condition of isued stocks		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	435,017,020	—	—	435,017,020	unit : shares

2. Condition of treasury stock		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	3,447,681	798	187,200	3,261,279	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit 798 shares

Decrease due to exercise of stock option 187,200 shares

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen					
	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE MARCH 31, 2006	6,264	15,898	266,345	-16,279	—	272,228
Net income	0	0	21,499	0	0	21,499
Appropriations						
Cash dividends	0	0	-12,918	0	0	-12,918
Bonus to directors	0	0	-64	0	0	-64
Loss on deposit of treasury stock	0	0	-153	0	0	-153
Repurchases of treasury stocks	0	0	0	-3	0	-3
Disposal of treasury stocks	0	0	0	328	0	328
Others	0	0	0	0	3	3
Net increase / decrease during the term under review except in Shareholders' Equity	0	0	0	0	0	0
Total variance during the term under review	—	—	8,363	325	3	8,692
BALANCE JUNE 30, 2006	6,264	15,898	274,708	-15,954	3	280,920

	Millions of Yen				
	Valuation and Translation Adjustments				
	Valuation differnce on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interest	Total Net Assets
BALANCE MARCH 31, 2006	110	7,142	7,252	919	280,399
Net income					21,499
Appropriations					
Cash dividends					-12,918
Bonus to directors					-64
Loss on deposit of treasury stock					-153
Repurchases of treasury stocks					-3
Disposal of treasury stocks					328
Others					3
Net increase / decrease during the term under review except in Shareholders' Equity	-140	-175	-316	-41	-357
Total variance during the term under review	-140	-175	-316	-41	8,335
BALANCE JUNE 30, 2006	-30	6,966	6,935	878	288,734

(4) Quarterly Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Jun.30,		
	2007	2006	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	23,008	24,821	-1,813
Depreciation and amortization	9,985	7,553	2,432
Loss on impairment of long-lived assets	22	14	8
Provision for (reversal of) accrued allowances for doubtful receivables	225	-326	551
Provision for (reversal of) accrued bonuses to employees	-2,099	-1,885	-214
Provision for (Reversal of) reserve for periodic repairs	81	197	-116
Interest income and dividend receivable	-1,050	-448	-602
Interest expense payable	10	34	-24
Foreign exchange loss (gain)	2,195	72	2,123
Equity in earnings of affiliates	-599	545	-1,144
Gain on sales of property, plant and equipment and investment securities	-22	-66	44
Loss on disposal of property, plant and equipment and investment securities	66	119	-53
Loss on write-down of investment securities	871	—	871
Bonus to directors	—	-64	64
Other	1,966	84	1,882
(Increase) decrease in notes and accounts receivable	1,570	-3,875	5,445
(Increase) decrease in inventories	-2,899	-3,129	230
(Increase) decrease in other current assets	-1,695	-1,455	-240
Increase (decrease) in notes and accounts payable	30	803	-773
Increase (decrease) in income taxes payable	939	420	519
Increase (decrease) in other current liabilities	787	728	59
Sub total	33,395	24,143	9,252
Interest and dividend receivable	972	409	563
Interest payable	-10	-23	13
Income taxes - paid	-12,541	-10,463	-2,078
Net cash provided by operating activities	21,815	14,065	7,750
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-10,212	-13,509	3,297
Proceeds from sales of property, plant and equipment	135	153	-18
Purchases of investment securities	-0	-1,028	1,028
Proceeds from sales of investment securities	—	30	-30
Expenditure for acquisition of subsidiary's stocks for consolidation	-364	—	-364
Expenditure for loans	-0	-0	-0
Income from collection of loans	8	29	-21
Expenditure for other investments	-554	-872	318
Income from other investments	97	373	-276
Net cash used in investing activities	-10,891	-14,825	3,934
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	7,991	30,000	-22,009
Increase in treasury stock	-3	-3	0
Decrease in treasury stock	368	178	190
Dividends paid	-14,336	-12,920	-1,416
Net cash used in financing activities	-5,980	17,255	-23,235
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	6,045	379	5,666
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,988	16,875	-5,887
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	120,621	83,574	37,047
CASH AND CASH EQUIVALENTS, END OF PERIOD	131,610	100,449	31,161

Notes:

1. Negative figures with minus in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.
2. The above statements are direct translation from *Kessan Tanshin* which was made under the Japanese Accounting Standard
3. Cash and Cash Equivalents at the End of the Period

	2007	2006
Cash and deposits	131,610	100,449
Total	131,610	100,449

(5) Notes for Consolidated Financial Statements (Quarterly)

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values: (Millions of Yen)

	As of								
	Jun.30.2007			Mar.31, 2007			Jun.30, 2006		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,694	1,795	101	1,692	1,541	-150	1,692	1,640	-52
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,694	1,795	101	1,692	1,541	-150	1,692	1,640	-52

2. Investment securities without market values: (Millions of Yen)

	As of		
	Jun.30.2007	Mar.31, 2007	Jun.30, 2006
Non-marketable stock of subsidiaries	12,977	11,678	10,412
Total	12,977	11,678	10,412
Non-marketable equity securities	186	1,099	791
Others	259	256	273
Total	445	1,355	1,064

3. Derivatives and Hedging Activities

(1) Conditions of transactions

The HOYA Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates. Foreign exchange forward contracts are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trade or speculative purposes.

Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt, Foreign currency denominated loan

(2) Fair Value of Transactions

Currency-related transactions (Millions of Yen)

Items	Notional Amount	Notional Amount over One Year	Fair Value	Unrealized gain (loss)
Forward foreign exchange contracts				
Sell				
USD	895	895	883	-11
Buy				
EURO	895	895	896	1

Notes : 1. Fair Value : Translated by foreign exchange rates.

2. Transactions which are translated at the contracted forward rates are excluded.

Notes Relating to Income Tax

1. Breakdown of majoe factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Jun.30, 2007	Mar.31, 2007	Jun.30, 2006
Inventories - intercompany unrealized profits	2,671	2,647	1,719
Amount denied of expenses for accrued bonus	798	1,655	834
Inventories - loss on write-down	111	78	—
Enterprise tax not deductible	80	922	171
Maintenance of environment	—	—	1,459
Loss on close of factory	—	—	404
Other deferred tax assets	1,595	1,763	872
Total amount of deferred tax assets - current	5,257	7,067	5,461
Deferred tax liabilities	-20	—	—
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for	1,434	1,576	1,866
Loss on impairment not deductible	653	622	606
Loss on disposal of fixed assets not deductible	518	518	—
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	110	110	118
Other deferred tax assets	734	600	1,399
Total amount of deferred tax assets - fixed	3,451	3,429	3,990
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-304	-307	-398
Special depreciation reserve	-235	-232	-250
Difference of evaluation for marketable secutrities	-42	—	-21
Other deferred tax liabilities	-316	-165	-165
Total amount of deferred tax liabilities - fixed	-900	-705	-836
Net amount of deferred tax assets - fixed	2,551	2,723	3,154

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Jun.30, 2007	Jun.30, 2006	Mar.31, 2007
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-16.3	-19.3	-16.0
Non-Deductible expenses such as entertainment expenses	0.4	0.3	0.2
Per capita levy of inhabitants tax and others	0.0	0.1	0.1
Non-taxable dividend income	-6.6	-6.3	—
Intercompany cash dividend	6.6	6.3	—
Equity in earnings of affiliates	-1.1	0.9	-1.0
Refund of income tax paid in previous year	—	-5.7	—
Tax credit on experiment and research expenses	-0.3	-0.4	-2.0
Other adjustment	2.5	-3.1	1.5
Effective income tax rate	25.6	13.2	23.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen		
	Three months ended		
	Jun.30, 2007	Jun.30, 2006	Mar.31, 2007
Additional retirement benefits paid to employees	62	94	837
Expenses for employees' retirement benefits	62	94	837

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The company, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the terms under review.

Tokyo Studio in the Crystal Division

Location	Akishima-shi, Tokyo
Use	Facilities for manufacturing crystal glassware, etc
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses. The details are as follows.

	Millions of Yen		
	Three months ended		
	Jun.30, 2007	Jun.30, 2006	Mar.31, 2007
Machinery and others	22	14	1
Total	22	14	1

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

Per Share Information

	Three months ended Jun.30, 2007	Three months ended Jun.30, 2006	Mar.31, 2007
Net asset per share (Yen)	893.29	668.33	845.98
Basic net income per share (Yen)	39.61	49.92	44.11
Diluted net income per share (Yen)	39.51	49.71	43.97

The basement of the calculation of per share information as follo\

	Three months ended Jun.30, 2007	Three months ended Jun.30, 2006	Mar.31, 2007
Net asset per share (Yen)			
Net assets (Millions of Yen)	387,950	288,734	367,145
(Minority interest) (Millions of Yen)	1,916	878	1,876
(Advances on subscription to treasury stock) (Millions of Yen)	5	3	1
(New share subscription rights) (Millions of Yen)	346	–	167
(Bonus to directors) (Millions of Yen)	–	–	–
Net assets on common stock (Millions of Yen)	385,681	287,852	365,100
excluding treasury stocks (unit:shares)	431,755,741	430,703,601	431,569,339
Basic net income per share			
Net income (Millions of Yen)	17,097	21,499	19,028
(Bonus to directors) (Millions of Yen)	–	–	–
Net income on common stock (Millions of Yen)	17,097	21,499	19,028
Average number of common stocks (unit:shares)	431,670,794	430,673,981	431,413,106
Diluted net income per share (Yen)			
Net income (Millions of Yen)	17,097	21,499	19,028
(Bonus to directors) (Millions of Yen)	–	–	–
Net income on common stock (Millions of Yen)	17,097	21,499	19,028
Number of common stocks increased (unit:shares)	1,087,345	1,805,026	1,313,160
Average number of common stocks (unit:shares)	432,758,139	432,479,007	432,726,266

Material facts occuring after the closing of accounts

Notice of Commencement of Tender Offer for the Shares of PENTAX Corporation

HOYA and PENTAX have entered into an agreement on May 31, 2007, to purchase all shares of PENTAX through a tender offer by HOYA. HOYA determined in accordance with a decision of the representative executive officer dated July 2, 2007 to commence the tender offer from July 3, 2007.

If HOYA fails to acquire all shares of the PENTAX's common stock by the tender offer, the Company contemplates causing PENTAX to be its wholly owned subsidiary by any appropriate transaction.

HOYA and PENTAX have agreed on June 15, 2007 to modify the conditions and procedures of the tender offer partially.

1. Purpose of the Tender Offer
   HOYA and PENTAX expect to enhance corporate value by utilizing the two companies' strength in optical and precision processing technologies to develop appealing products and provide them to a broader customer base.
   Following the Management Integration, both companies will try to optimize their business portfolios and further strengthen competitiveness.

2. Procedures of the Tender Offer
   1) Tender Offer Price
      a) 770 yen per Share of Common Stock
      b) 1,433,056 yen per PENTAX's Convertible Bonds (face value of 1,000,000 yen of each bond)
      c) 1 yen per PENTAX First Series Share Subscription Warrants

   2) Upper limit of the Number of Shares Planned to be Purchased (Converted into Number of Shares)
      None

   3) Minimum Number of Shares Planned to be Purchased
      67,740,000 (shares)

   4) Tender Offer Period
      From Tuesday, July 3, 2007 to Monday, August 6, 2007

Detail of public notice is published on the following web site,
http://info.edinet.go.jp/EdiHtml/main.htm

(6) Segment Information

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

for the three months ended June 30, 2007

	Millions of Yen							
	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	51,549	2,210	32,455	11,223	340	97,779	-	97,779
Intersegment	59	50	0	-	680	791	(791)	-
Total	51,609	2,261	32,455	11,223	1,020	98,570	(791)	97,779
Operating expenses	35,635	2,078	27,178	8,785	1,068	74,746	392	75,138
Operating income (loss)	15,973	183	5,276	2,437	-47	23,823	(1,183)	22,640
Operating margin	31.0%	8.1%	16.3%	21.7%	-4.6%	24.2%	-	23.2%
Assets	246,256	7,544	130,255	21,117	2,495	407,669	61,379	469,048
Depreciation	7,522	27	2,041	333	10	9,934	51	9,985
Loss on impairment	-	-	-	-	22	22	-	22
Capital Expenditures	7,356	39	2,746	186	41	10,371	-	10,376
R&D Expenses	2,414	267	558	389	4	3,634	-	3,634
Number of employees (p)	18,987	199	7,706	947	213	28,052	70	28,122

for the three months ended June 30, 2006

	Millions of Yen							
	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	52,239	2,402	27,926	9,733	317	92,618	-	92,618
Intersegment	116	46	0	—	727	890	(890)	-
Total	52,355	2,449	27,926	9,733	1,044	93,508	(890)	92,618
Operating expenses	32,162	2,248	22,756	7,616	983	65,768	(390)	65,377
Operating income	20,192	200	5,169	2,116	61	27,740	(499)	27,240
Operating margin	38.6%	8.2%	18.5%	21.7%	5.9%	29.7%	-	29.4%
Assets	221,916	7,649	105,543	18,202	2,669	355,980	35,991	391,972
Depreciation	5,578	27	1,651	270	10	7,538	14	7,553
Loss on impairment	-	-	-	-	14	14	-	14
Capital Expenditures	9,801	59	2,436	490	5	12,793	2	12,795
R&D Expenses	2,479	250	473	294	29	3,527	-	3,527
Number of employees (p)	18,400	199	7,279	782	227	26,887	57	26,944

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen							
	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	-690	-192	4,529	1,490	23	5,161	-	5,161
Variance (%)	-1.3%	-8.0%	16.2%	15.3%	7.3%	5.6%	-	5.6%
Intersegment	-57	4	0	—	-47	-99	99	-
Total	-746	-188	4,529	1,490	-24	5,062	99	5,161
Operating expenses	3,473	-170	4,422	1,169	85	8,978	782	9,761
Operating income	-4,219	-17	107	321	-108	-3,917	-684	-4,600
Variance (%)	-20.9%	-8.5%	2.1%	15.2%	—	-14.1%	-	-16.9%
Assets	24,340	-105	24,712	2,915	-174	51,689	25,388	77,076
Depreciation	1,944	0	390	63	0	2,396	37	2,432
Loss on impairment	-	-	-	-	8	8	-	8
Capital Expenditures	-2,445	-20	310	-304	36	-2,422	3	-2,419
R&D Expenses	-65	17	85	95	-25	107	-	107
Number of employees (p)	587	0	427	165	-14	1,165	13	1,178

*Elimi. or corp. : Elimination or corporate

Note:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2007 and 2006 are as follows:

	2007		2006
Yen	1,228 million	Yen	471 million

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2007 and 2006 are as follows:

	2007		2006
Yen	81,074 million	Yen	20,708 million

2. Geographical Segments

for the three months ended June 30, 2007

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	64,515	10,332	14,779	8,150	97,779	-	97,779
Intersegment	7,060	52	137	38,227	45,478	(45,478)	-
Total	71,576	10,385	14,917	46,377	143,257	(45,478)	97,779
Operating expenses	62,385	9,623	13,127	37,218	122,355	(47,216)	75,138
Operating income	9,190	761	1,790	9,159	20,902	1,738	22,640
Operating margin	12.8%	7.3%	12.0%	19.7%	14.6%	-	23.2%
Assets	161,276	20,592	48,458	228,337	458,663	10,385	469,048

for the three months ended June 30, 2006

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	64,743	9,098	11,181	7,594	92,618	-	92,618
Intersegment	6,576	78	277	37,332	44,264	(44,264)	-
Total	71,320	9,177	11,458	44,927	136,883	(44,264)	92,618
Operating expenses	61,476	8,750	9,740	30,799	110,767	(45,390)	65,377
Operating income	9,843	426	1,717	14,127	26,115	1,125	27,240
Operating margin	13.8%	4.6%	15.0%	31.4%	19.1%	-	29.4%
Assets	165,789	18,771	89,842	165,758	440,161	-48,188	391,972

Ref : Difference between the 1st quarter this year and the same quarter last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	-228	1,234	3,598	556	5,161	-	5,161
Variance (%)	-0.4%	13.6%	32.2%	7.3%	5.6%	-	5.6%
Intersegment	484	-26	-140	895	1,214	-1,214	-
Total	256	1,208	3,459	1,450	6,374	-1,214	5,161
Operating expenses	909	873	3,387	6,419	11,588	-1,826	9,761
Operating income	-653	335	73	-4,968	-5,213	613	-4,600
Variance (%)	-6.6%	78.6%	4.3%	-35.2%	-20.0%	-	-16.9%
Assets	-4,513	1,821	-41,384	62,579	18,502	58,573	77,076

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Thailand, China, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2007 and 2006 are as follows:

	2007		2006
Yen	1,200 million	Yen	389 million

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Jun. 30, 2007 and 2006 are as follows:

	2007		2006
Yen	68,295 million	Yen	19,223 million

3. Sales to Foreign Customers

for the three months ended June 30, 2007

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,822	15,448	27,393	179	53,843
Total Consolidated Net Sales (B)					97,779
Overseas Sales ratio A/B	11.1%	15.8%	28.0%	0.2%	55.1%
Regional Sales Ratio	20.1%	28.7%	50.9%	0.3%	100.0%

for the three months ended June 30, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,488	11,718	25,858	5	49,071
Total Consolidated Net Sales (B)					92,618
Overseas Sales ratio A/B	12.4%	12.7%	27.9%	0.0%	53.0%
Regional Sales Ratio	23.4%	23.9%	52.7%	0.0%	100.0%

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-666	3,730	1,535	174	4,772
Total Consolidated Net Sales (B)					5,161
Variance (%)	-5.8%	31.8%	5.9%	—	9.7%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Republic of Korea, Taiwan, etc., including Australia
Other:	Saudi Arabia, Brazil, etc.

(7) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

Business Category / Company	Three months ended Jun.30, 2007		Three months ended Jun.30, 2006		Variance	(%)	Three months ended Mar. 31, 2007	
Electro-Optics								
Domestic	23,195	(45.0)	23,654	(45.3)	-459	-1.9	24,805	(46.4)
Overseas	28,353	(55.0)	28,585	(54.7)	-232	-0.8	28,604	(53.6)
total	51,549	[52.7]	52,239	[56.4]	-690	-1.3	53,410	[53.7]
Photonics								
Domestic	964	(43.6)	1,416	(59.0)	-452	-31.9	1,333	(60.0)
Overseas	1,246	(56.4)	986	(41.0)	260	26.4	888	(40.0)
total	2,210	[2.3]	2,402	[2.6]	-192	-8.0	2,221	[2.2]
Electro-Optics								
Domestic	24,160	(44.9)	25,070	(45.9)	-910	-3.6	26,139	(47.0)
Overseas	29,599	(55.1)	29,571	(54.1)	28	0.1	29,492	(53.0)
total	53,760	[55.0]	54,641	[59.0]	-881	-1.6	55,631	[55.9]
Vision Care								
Domestic	8,622	(26.6)	8,885	(31.8)	-263	-3.0	8,807	(26.6)
Overseas	23,832	(73.4)	19,040	(68.2)	4,792	25.2	24,284	(73.4)
total	32,455	[33.2]	27,926	[30.2]	4,529	16.2	33,091	[33.3]
Health Care								
Domestic	10,811	(96.3)	9,310	(95.7)	1,501	16.1	10,010	(95.4)
Overseas	411	(3.7)	422	(4.3)	-11	-2.6	487	(4.6)
total	11,223	[11.5]	9,733	[10.5]	1,490	15.3	10,498	[10.6]
Eye Care								
Domestic	19,434	(44.5)	18,195	(48.3)	1,239	6.8	18,818	(43.2)
Overseas	24,244	(55.5)	19,463	(51.7)	4,781	24.6	24,772	(56.8)
total	43,678	[44.7]	37,659	[40.7]	6,019	16.0	43,590	[43.9]
Others								
Domestic	340	(100.0)	280	(88.6)	60	21.4	242	(98.4)
Overseas	0	(0.0)	36	(11.4)	-36	-100.0	4	(1.6)
total	340	[0.3]	317	[0.3]	23	7.3	246	[0.2]
Total Net Sales								
Domestic	43,935	(44.9)	43,547	(47.0)	388	0.9	45,199	(45.4)
Overseas	53,843	(55.1)	49,071	(53.0)	4,772	9.7	54,268	(54.6)
Total	97,779	[100.0]	92,618	[100.0]	5,161	5.6	99,467	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

2008(平成20)年3月期 第1四半期 連結決算参考資料

Fact Book 2008 – Consolidated –

1st Quarter for the fiscal year ending March 31, 2008

Three months ended June 30, 2007

目 次 ・ Table of contents

※ 本資料に含まれる1株当たりデータおよび株価につきましては、平成17年11月15日付で行なった1対4の株式分割を反映し、遡及修正して表示しております。

Per share data and stock price shown in this report have been retroactively adjusted reflecting four for one stock split effective on November 15, 2005.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
2003.3. 2004.3. 2005.3 2006.3 2007.3
売上高・Net Sales
営業利益率・Operating Margin


中間推移(Interim Transition)
2005.9. 2006.9. 2007.9E
経常利益率・Ordinary Income Ratio


四半期推移(Quarter Transition)
2006-1Q 2006-2Q 2006-3Q 2006-4Q 2007-1Q 2007-2Q 2007-3Q 2007-4Q 2008-1Q 2008-2QE
当期純利益率・Return on Sales =ROS


1Q推移 (1Q Transition)
2007-1Q 2008-1Q

	2003.3.	2004.3.	2005.3	2006.3	2007.3
売上高・Net Sales	248,293	271,443	308,172	344,228	390,093
営業利益率・Operating Margin	21.5%	25.1%	27.6%	29.4%	27.5%
経常利益率・Ordinary Income Ratio	20.7%	24.5%	29.1%	30.1%	26.4%
当期純利益率・Return on Sales =ROS	8.1%	14.6%	20.8%	22.0%	21.4%

2005.9.	2006.9.	2007.9E
166,738	191,697	198,800
29.9%	28.9%	24.6%
32.6%	28.5%	25.9%
23.4%	23.2%	18.8%

2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
81,777	84,961	87,286	90,204	92,618	99,079	98,929	99,467	97,779	101,021
30.6%	29.1%	31.2%	26.7%	29.4%	28.4%	27.5%	24.8%	23.2%	26.1%
33.6%	31.7%	31.1%	24.4%	27.1%	25.9%	25.4%	27.1%	24.5%	27.2%
24.9%	21.9%	23.1%	18.3%	23.2%	23.1%	20.2%	19.1%	17.5%	20.1%

2007-1Q	2008-1Q
92,618	97,779
29.4%	23.2%
27.1%	24.5%
23.2%	17.5%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2008-1Q」は、2008年(平成20年)3月期の第1四半期(2007年4月1日から2007年6月30日まで)の3ヶ月間の経営成績あるいは2007年6月30日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended June 30, 2007 or condition of finance as of June 30, 2007 in 2008-1Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…68社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…4社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成19年3月末)との比較…1社増加

・買収により1社増加　MORGAN OPTICAL, INC. (米国)

②会計処理の方法：変更はありません。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 68 companies

Major consolidated subsidiaries :

<Overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.

<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.

2. Number of affiliates : 4 companies

(Number of affiliated accounted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2007

1. Changes in scope of consolidation and application of the equity method

Scope of consolidation : 1 company increased

1 company increased due to acquisition:　MORGAN OPTICAL, INC. (USA)

2. Changes in accounting policy : None

参考	当第1四半期(平成20年3月期) as of June 30, 2007	前期(平成19年3月期) as of March 31, 2007	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	68 (do 5 , os 63)	67 (do 5 , os 62)	+1 (do — , os +1)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	4 (do 4 , os —)	4 (do 4 , os —)	— (do — , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	72	71	+1

※. do：国内・domestic , os：海外・overseas

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資産経常利益率・Ordinary Income/Total Assets
自己資本当期純利益率・ROE
総資産当期純利益率・Return on Assets =ROA

	2003.3.	2004.3.	2005.3	2006.3	2007.3
一株当たり当期純利益・EPS	42.77	87.74	144.71	171.71	193.50
自己資本当期純利益率・ROE	9.0%	17.8%	25.8%	27.1%	25.9%
総資産経常利益率・Ordinary Income/Total Asset	18.4%	23.6%	27.9%	29.1%	25.4%
総資産当期純利益率・Return on Assets =ROA	7.3%	14.0%	20.0%	21.2%	20.6%

	2005.9.	2006.9.	2007.9E
一株当たり当期純利益・EPS	87.47	103.08	86.64
自己資本当期純利益率・ROE	13.4%	14.8%	9.7%
総資産経常利益率・Ordinary Income/Total Asset	14.6%	13.1%	11.0%
総資産当期純利益率・Return on Assets =ROA	10.5%	11.4%	8.0%

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
一株当たり当期純利益・EPS	45.75	41.72	46.20	38.21	49.92	53.16	46.32	44.11	39.61	47.03
自己資本当期純利益率・ROE	7.2%	6.3%	7.1%	6.1%	7.6%	7.5%	6.0%	5.4%	4.6%	5.1%
総資産経常利益率・Ordinary Income/Total Asset	7.8%	7.2%	7.3%	6.1%	6.7%	6.4%	6.0%	6.2%	5.2%	5.7%
総資産当期純利益率・Return on Assets =ROA	5.8%	5.0%	5.4%	4.6%	5.7%	5.7%	4.7%	4.4%	3.7%	4.2%

	2007-1Q	2008-1Q
一株当たり当期純利益・EPS	49.92	39.61
自己資本当期純利益率・ROE	7.6%	4.6%
総資産経常利益率・Ordinary Income/Total Asset	6.7%	5.2%
総資産当期純利益率・Return on Assets =ROA	5.7%	3.7%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2003.3.	2004.3.	2005.3	2006.3	2007.3
営業利益・Operating Profit	52,982	68,166	84,920	101,095	107,213
経常利益・Ordinary Income	50,874	66,554	89,525	103,637	102,909
当期純利益・Net Income	20,037	39,548	64,135	75,620	83,391
平均為替レート・Exchange rate(¥/US$)	121.20	112.76	107.60	113.93	116.96
EURO平均為替レート・Exchange rate(¥/EURO)	121.48	132.65	135.73	138.13	150.95

	2005.9.	2006.9.	2007.9E
営業利益・Operating Profit	49,795	55,386	49,000
経常利益・Ordinary Income	54,439	50,839	51,500
当期純利益・Net Income	38,985	44,398	37,400
平均為替レート・Exchange rate(¥/US$)	110.36	115.33	120.79
EURO平均為替レート・Exchange rate(¥/EURO)	135.74	146.74	164.50

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
営業利益・Operating Profit	25,055	24,740	27,257	24,043	27,240	28,126	27,216	24,631	22,640	26,360
経常利益・Ordinary Income	27,465	26,974	27,162	22,036	25,139	25,700	25,148	26,922	23,976	27,524
当期純利益・Net Income	20,389	18,596	20,120	16,514	21,499	22,899	19,963	19,028	17,097	20,303
平均為替レート・Exchange rate(¥/US$)	108.36	112.35	117.83	117.16	113.97	116.69	117.76	119.41	121.58	120.00
EURO平均為替レート・Exchange rate(¥/EURO)	135.25	136.23	140.14	140.92	144.55	148.92	153.08	157.26	163.99	165.00

	2007-1Q	2008-1Q
営業利益・Operating Profit	27,240	22,640
経常利益・Ordinary Income	25,139	23,976
当期純利益・Net Income	21,499	17,097
平均為替レート・Exchange rate(¥/US$)	113.97	121.58
EURO平均為替レート・Exchange rate(¥/EURO)	144.55	163.99

4. 事業の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Others

		2003.3.	2004.3.	2005.3	2006.3	2007.3
情報通信分野	Electro-Optics	45.3%	49.8%	53.8%	55.4%	56.2%
(Information Technology)	Photonics	2.2%	1.5%	3.5%	2.9%	2.3%
アイケア分野	Vision Care	38.3%	36.2%	30.8%	30.4%	30.7%
(Eye Care)	Health Care	10.9%	10.4%	10.2%	10.3%	10.5%
その他の事業 (Other Businesses)		3.3%	2.1%	1.7%	1.0%	0.3%

	2005.9.	2006.9.	2007.9E
Electro-Optics	54.8%	57.1%	53.3%
Photonics	3.1%	2.4%	2.0%
Vision Care	30.2%	29.7%	32.9%
Health Care	10.6%	10.5%	11.5%
Other Businesses	1.3%	0.3%	0.3%

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
Electro-Optics	54.5%	55.1%	56.0%	55.8%	56.4%	57.7%	57.1%	53.7%	52.7%	53.9%
Photonics	3.2%	2.9%	2.8%	2.8%	2.6%	2.2%	2.3%	2.2%	2.3%	1.8%
Vision Care	30.4%	30.1%	30.0%	30.9%	30.2%	29.3%	30.1%	33.3%	33.2%	32.6%
Health Care	10.4%	10.7%	10.2%	9.8%	10.5%	10.5%	10.3%	10.6%	11.5%	11.5%
Other Businesses	1.5%	1.2%	1.0%	0.6%	0.3%	0.3%	0.2%	0.2%	0.3%	0.2%

	2007-1Q	2008-1Q
Electro-Optics	56.4%	52.7%
Photonics	2.6%	2.3%
Vision Care	30.2%	33.2%
Health Care	10.5%	11.5%
Other Businesses	0.3%	0.3%

5. 事業所の所在地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2003.3.	2004.3.	2005.3	2006.3	2007.3
北米・North America	14.5%	12.2%	10.0%	10.3%	9.6%
欧州・Europe	13.2%	13.8%	11.0%	11.4%	13.2%
アジア・Asia	4.8%	4.6%	4.1%	7.1%	7.9%
日本・Japan	67.5%	69.4%	74.9%	71.2%	69.3%

	2005.9.	2006.9.	2007.9E
北米・North America	10.1%	9.4%	10.5%
欧州・Europe	11.0%	11.9%	14.5%
アジア・Asia	5.6%	8.2%	8.5%
日本・Japan	73.3%	70.5%	66.5%

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
北米・North America	9.9%	10.3%	10.3%	10.6%	9.8%	9.1%	9.4%	10.1%	10.6%	10.5%
欧州・Europe	11.1%	10.8%	11.7%	11.9%	12.1%	11.6%	13.5%	15.3%	15.1%	13.8%
アジア・Asia	5.7%	5.5%	7.7%	9.5%	8.2%	8.3%	7.9%	7.4%	8.3%	8.7%
日本・Japan	73.3%	73.4%	70.3%	68.0%	69.9%	71.0%	69.2%	67.2%	66.0%	67.0%

	2007-1Q	2008-1Q
北米・North America	9.8%	10.6%
欧州・Europe	12.1%	15.1%
アジア・Asia	8.2%	8.3%
日本・Japan	69.9%	66.0%

6. 第1四半期　事業の種類別セグメント情報[成長性と収益性]・1Q Sales Growth and Profitability by Business Segment


Apr. 1～June 30, 2007 VS Apr. 1～June 30, 2006
ヘルスケア
Health Care
ビジョンケア
Vision Care
エレクトロオプティクス
Electro-Optics
Consolidated Basis
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・その他は省略
・Photonics and Other Businesses are omitted.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
12.0%
17.0%
22.0%
27.0%
32.0%
37.0%
42.0%

Apr 1, 2007 – June 30, 2007

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	31.0%	-1.3%
Photonics	8.1%	-8.0%
Vision Care	16.3%	16.2%
Health Care	21.7%	15.3%
Other Businesses	-4.6%	7.3%
CONSOLIDATED	23.2%	5.6%

Apr. 1, 2006 – June 30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.6%	17.2%
Photonics	8.2%	-7.8%
Vision Care	18.5%	12.4%
Health Care	21.7%	13.9%
Other Businesses	5.9%	-73.8%
CONSOLIDATED	29.4%	13.3%

7. 第1四半期　事業所の所在地別セグメント情報[成長性と収益性]・1Q Sales Growth and Profitability by Geographical Segment


Apr. 1～June 30, 2007 VS Apr. 1～June 30, 2006
円の大きさは営業利益額・Size of circles shows the volume of operating profit.
Consolidated
欧州・Europe
アジア・Asia
北米:North America
日本・Japan
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%

Apr 1, 2007 – June 30, 2007

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	12.8%	-0.4%
北米・North America	7.3%	13.6%
欧州・Europe	12.0%	32.2%
アジア・Asia	19.7%	7.3%
CONSOLIDATED	23.2%	5.6%

Apr. 1, 2006 – June 30, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	13.8%	8.0%
北米・North America	4.6%	12.5%
欧州・Europe	15.0%	23.0%
アジア・Asia	31.4%	63.2%
CONSOLIDATED	29.4%	13.3%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2003.3.
2004.3
2005.3
2006.3
2007.3
Electro-Optics

		2003.3.	2004.3	2005.3	2006.3	2007.3
情報通信分野	Electro-Optics	30.8%	33.4%	38.1%	39.1%	36.5%
(Information Technology)	Photonics	-10.7%	-1.9%	8.1%	9.0%	5.2%
アイケア分野	Vision Care	16.0%	17.8%	18.0%	19.5%	17.7%
(Eye Care)	Health Care	19.0%	22.1%	22.7%	19.3%	22.6%
その他の事業 (Other Businesses)		2.0%	1.0%	2.4%	6.1%	-9.1%


中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2004.9
2005.9.
2006.9.
Photonics

2004.9	2005.9.	2006.9.
39.7%	40.1%	38.3%
12.9%	7.4%	6.8%
17.3%	18.7%	18.3%
24.2%	24.4%	22.5%
6.6%	1.5%	-5.8%


四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2Q
2007-3Q
2007-4Q
2008-1Q
Vision Care
Health Care

2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q
42.0%	38.3%	39.8%	36.8%	38.6%	38.1%	36.6%	32.6%	31.0%
9.7%	5.1%	12.0%	9.4%	8.2%	5.4%	5.1%	2.1%	8.1%
17.9%	19.6%	21.9%	18.7%	18.5%	18.1%	16.8%	17.4%	16.3%
24.1%	24.8%	21.0%	7.6%	21.7%	23.3%	20.5%	24.6%	21.7%
2.3%	0.7%	23.0%	-2.0%	5.9%	-18.3%	-21.0%	-4.8%	-4.6%


1Q推移 (1Q Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2007-1Q
2008-1Q
Other Businesses

2007-1Q	2008-1Q
38.6%	31.0%
8.2%	8.1%
18.5%	16.3%
21.7%	21.7%
5.9%	-4.6%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移 (Annual Transition)
北米・North America
アジア・Asia
欧州・Europe
日本・Japan

	2003.3.	2004.3	2005.3	2006.3	2007.3
北米・North America	14.9%	14.1%	14.1%	12.4%	11.5%
欧州・Europe	15.8%	14.8%	11.8%	12.0%	13.7%
アジアおよびその他・Asia	13.3%	16.5%	20.1%	25.2%	29.0%
日本・Japan	56.0%	54.6%	54.0%	50.4%	45.8%


中間推移 (Interim Transition)

	2004.9	2005.9.	2006.9.
北米・North America	14.9%	12.2%	11.7%
欧州・Europe	11.4%	11.5%	12.4%
アジアおよびその他・Asia	19.0%	23.3%	29.3%
日本・Japan	54.7%	53.0%	46.6%


四半期毎の推移 (Quarter Transition)

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q
北米・North America	11.6%	12.7%	11.5%	13.7%	12.4%	11.0%	11.2%	11.5%	11.1%
欧州・Europe	11.8%	11.3%	12.3%	12.4%	12.7%	12.2%	14.1%	15.9%	15.8%
アジアおよびその他・Asia	23.2%	23.4%	26.9%	27.2%	27.9%	30.7%	30.1%	27.2%	28.2%
日本・Japan	53.4%	52.6%	49.3%	46.7%	47.0%	48.1%	44.6%	45.4%	44.9%


1Q推移 (1Q Transition)

	2007-1Q	2008-1Q
北米・North America	12.4%	11.1%
欧州・Europe	12.7%	15.8%
アジアおよびその他・Asia	27.9%	28.2%
日本・Japan	47.0%	44.9%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移 (Annual Transition)

	2003.3.	2004.3.	2005.3	2006.3	2007.3
総資産・Total Assets	274,288	289,887	351,482	361,537	447,644
純資産・Net Assets	224,218	218,978	277,889	279,480	367,145
自己資本・Owners' Equity	224,218	218,978	277,889	279,480	365,102
自己資本比率・Owners' Equity Ratio	81.7%	75.5%	79.1%	77.3%	81.6%


中間推移 (Interim Transition)

	2005.9.	2006.9.	2007.9E
総資産・Total Assets	391,768	417,361	490,200
純資産・Net Assets	305,191	322,690	408,300
自己資本・Owners' Equity	305,191	321,005	406,000
自己資本比率・Owners' Equity Ratio	77.9%	76.9%	82.8%


四半期毎の推移 (Quarter Transition)

	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.	2007.6.	2007.9E
総資産・Total Assets	352,588	391,768	356,966	361,537	391,972	417,361	423,478	447,644	469,048	490,200
純資産・Net Assets	286,827	305,191	259,926	279,480	288,734	322,690	343,290	367,145	387,950	408,300
自己資本・Owners' Equity	286,827	305,191	259,926	279,480	287,855	321,005	341,387	365,102	385,681	406,000
自己資本比率・Owners' Equity Ratio	81.3%	77.9%	72.8%	77.3%	73.4%	76.9%	80.6%	81.6%	82.2%	82.8%

総資産・Total Assets
自己資本・Owners' Equity
自己資本比率・Owners' Equity Ratio

(注) 「貸借対照表の純資産の部の表示に関する会計基準」および「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」に基づき、2007年3月期より、これまでの「株主資本」に代えて、「純資産」の数値を記載しています。参考として、従来の「株主資本」に対応するものとして、「純資産」から「新株予約権」「少数株主持分」を除いたものを「自己資本」として表示しております。

・The Company has adopted Accounting Standard for Presentation of Net Assets in the Balance Sheet and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet issued by Accounting Standards Board of Japan from the fiscal year ended March 31, 2007, replacing "Shareholders' equity" used to date with "Net Assets". "Oweners' equity" is calcurated by subtracting "Stock subscription rights" and "Minority interests" from the "Net Assets", which coresponds to the former "Shareholders' equity".

11. 株主状況・Shareholders


年度推移(Annual Transition)


中間推移(Interim Transiton)


四半期末の推移(Quarter Transition)

株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

（注1）6月末と12月末のデータについては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率について正確なデータが把握できません。暫定的に株主名簿管理人から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。
（注2）2005年11月15日付、1株につき4株の割合で株式分割を行いました。

	2003.3.	2004.3.	2005.3.	2006.3.	2007.3.
株主数(名)・Number of Shareholders	7,459	7,660	7,443	51,789	93,566
外人持株比率・Ratio of Foreign Shareholders	38.1%	50.5%	55.6%	54.3%	46.7%

	2004.9	2005.9.	2006.9.
株主数(名)・Number of Shareholders	7,169	15,507	68,517
外人持株比率・Ratio of Foreign Shareholders	54.4%	54.5%	50.6%

	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.	2007.6.
株主数(名)・Number of Shareholders	7,410	15,507	16,323	51,789	51,789	68,517	68,462	93,566	93,546
外人持株比率・Ratio of Foreign Shareholders	55.6%	54.5%	54.5%	54.3%	54.3%	50.6%	50.6%	46.7%	46.7%

（資料：三菱UFJ信託銀行株式会社）

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)


1Q推移 (1Q Transition)

1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS　一株当たり当期純利益・EPS　1株当たり配当金・Cash Dividends Per Share　1株当たり純資産・Net Assets Per Share

	2003.3.	2004.3.	2005.3	2006.3	2007.3
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	82.72	174.81	171.65	240.57	229.23
一株当たり当期純利益・EPS	42.77	87.74	144.71	171.71	193.50
1株当たり配当金・Cash Dividends Per Share	12.50	25.00	37.50	60.00	65.00
1株当たり純資産・Net Assets Per Share	486.29	491.90	623.59	648.87	845.98

	2004.9	2005.9.	2006.9.
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	80.91	106.72	113.95
一株当たり当期純利益・EPS	74.73	87.47	103.08
1株当たり配当金・Cash Dividends Per Share	15.00	30.00	30.00
1株当たり純資産・Net Assets Per Share	563.08	684.60	745.06

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	39.85	66.86	39.10	95.87	32.66	81.29	46.28	68.98	50.53
一株当たり当期純利益・EPS	45.75	41.72	46.20	38.21	49.92	53.16	46.32	44.11	39.61
1株当たり配当金・Cash Dividends Per Share	-	-	-	-	-	-	-	-	-
1株当たり純資産・Net Assets Per Share	643.63	684.60	604.09	648.87	668.33	745.06	791.55	845.98	893.29

	2007-1Q	2008-1Q
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	32.66	50.53
一株当たり当期純利益・EPS	49.92	39.61
1株当たり配当金・Cash Dividends Per Share	-	-
1株当たり純資産・Net Assets Per Share	668.33	893.29

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
株価収益率・PER


中間推移(Interim Transition)
株価営業キャッシュフロー倍率・PCFR


四半期毎の推移(Quarter Transition)
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)


1Q推移 (1Q Transition)

	2003.3.	2004.3.	2005.3.	2006.3.	2007.3.
株価収益率・PER	41.8	28.9	20.4	27.7	20.2
株価営業キャッシュフロー倍率・PCFR	21.6	14.5	17.2	19.7	17.1
株価純資産倍率・PBR	3.7	5.2	4.7	7.3	4.6
期末株価・Stock Price(円・¥)	1,787	2,537	2,950	4,750	3,910

	2004.9	2005.9.	2006.9.
株価収益率・PER	-	-	-
株価営業キャッシュフロー倍率・PCFR	-	-	-
株価純資産倍率・PBR	5.1	5.5	6.0
期末株価・Stock Price(円・¥)	2,887	3,770	4,450

	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q
株価収益率・PER	-	-	-	-	-	-	-	-	-
株価営業キャッシュフロー倍率・PCFR	-	-	-	-	-	-	-	-	-
株価純資産倍率・PBR	5.0	5.5	7.0	7.3	6.1	6.0	5.9	4.6	4.6
期末株価・Stock Price(円・¥)	3,200	3,770	4,240	4,750	4,070	4,450	4,640	3,910	4,090

	2007-1Q	2008-1Q
株価収益率・PER	-	-
株価営業キャッシュフロー倍率・PCFR	-	-
株価純資産倍率・PBR	6.1	4.6
期末株価・Stock Price(円・¥)	4,070	4,090

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume

実際値

2003年3月期 (Year ended March 2003)	2004年3月期 (Year ended March 2004)	2005年3月期 (Year ended March 2005)	2006年3月期 (Year ended March 2006)	2007年3月期 (Year ended March 2007)	2008年3月期第1四半期 (Three months ended June 2007)
最高値 H…5月(May.)¥9,970	最高値 H…3月(Mar.)¥10,650	最高値 H…4月(Apr.)¥12,190	最高値 H…2月(Feb.)¥5,040 (分割後)	最高値 H…4月(Apr.)¥4,990 (分割後)	最高値 H…4月(Apr.)¥4,210 (分割後)
最安値 L…3月(Aug.)¥6,720	最安値 L…5月(May.)¥6,690	最安値 L…4月(Apr.)¥9,920	最安値 L…9月(Sep.)¥3,595 (分割後)	最安値 L…7月(Jul.)¥3,540 (分割後)	最安値 L…7月(Jul.)¥3,660 (分割後)

※株価チャートは、2005年11月15日付の1株につき4株の割合で行なった株式分割を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the four for one stock split effective from November 15, 2005. Trading Volume shows actual amount regardless of stock split.


出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)
2003年3月期
2004年3月期
2005年3月期
2006年3月期
2007年3月期
2008年3月期

15. 設備投資・Capital Expenditure (百万円・¥Million)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
1Q推移 (1Q Transition)
当期純利益・Net Income
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。 / Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2003.3.	2004.3.	2005.3	2006.3	2007.3
減価償却費等・Depreciation and other	19,792	25,328	22,519	27,484	36,425
当期純利益・Net Income	20,037	39,548	64,135	75,620	83,391
合計	39,829	64,876	86,654	103,104	119,816
設備投資額・Capital Expenditure	15,948	30,659	40,175	48,785	54,432

2005.9.	2006.9.	2007.9E
11,453	16,146	20,000
38,985	44,398	37,400
50,438	60,544	57,400
21,788	29,820	26,500

2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
5,401	6,052	7,423	8,607	7,567	8,579	9,532	10,745	10,008	9,992
20,389	18,596	20,120	16,514	21,499	22,899	19,963	19,028	17,097	20,303
25,790	24,648	27,543	25,121	29,066	31,478	29,495	29,773	27,105	30,295
9,663	12,124	15,077	11,919	12,795	17,025	10,064	14,547	10,376	16,124

2007-1Q	2008-1Q
7,567	10,008
21,499	17,097
29,066	27,105
12,795	10,376

16. 研究開発費・Research and Development Expenses (百万円・¥Million)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
1Q推移 (1Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2003.3.	2004.3.	2005.3	2006.3	2007.3
研究開発費・R&D Expenses	8,681	9,847	10,957	14,134	14,920
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.6%	3.6%	4.1%	3.8%

2005.9.	2006.9.	2007.9E
6,488	7,342	7,300
3.9%	3.8%	3.7%

2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q	2008-1Q	2008-2QE
3,021	3,467	3,302	4,344	3,527	3,814	3,444	4,133	3,634	3,666
3.7%	4.1%	3.8%	4.8%	3.8%	3.8%	3.5%	4.2%	3.7%	3.6%

2007-1Q	2008-1Q
3,527	3,634
3.8%	3.7%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2003.3.	2004.3	2005.3	2006.3	2007.3
手元資金 ・Cash and Cash Equivalents (consolidated)	75,694	80,425	112,874	83,574	120,621
連結手元流動性(月)・Liquidity(Group) / month	3.5	3.5	3.8	3.4	3.1

	2004.9	2005.9.	2006.9.
手元資金 ・Cash and Cash Equivalents (consolidated)	94,660	131,304	98,685
連結手元流動性(月)・Liquidity(Group) / month	3.4	4.4	2.9

	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.	2007.6.
手元資金 ・Cash and Cash Equivalents (consolidated)	106,998	131,304	74,458	83,574	100,449	98,685	105,748	120,621	131,610
連結手元流動性(月)・Liquidity(Group) / month	4.0	4.2	3.5	2.6	3.0	3.0	3.1	3.4	3.9

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
コマーシャルペーパー・Commercial Paper
長期借入金・Long-term Bank Loans
短期借入金・Short-term Bank Loans
借入金依存度・Debt/Total Assets

	2003.3.	2004.3	2005.3	2006.3	2007.3
短期借入金・Short-term Bank Loans	2,284	486	194	-	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-
長期借入金・Long-term Bank Loans	7	0	-	-	-
小計・SUB TOTAL	2,291	486	194	0	0
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	2,291	486	194	0	0
借入金依存度・Debt/Total Assets	0.8%	0.2%	0.1%	0.0%	0.0%

	2004.9	2005.9.	2006.9.
短期借入金・Short-term Bank Loans	149	-	-
コマーシャルペーパー・Commercial Paper	-	-	7,497
長期借入金・Long-term Bank Loans	-	-	-
小計・SUB TOTAL	149	0	7,497
割引手形・Notes Discounted	-	-	-
合計・TOTAL	149	-	7,497
借入金依存度・Debt/Total Assets	0.0%	0.0%	1.8%

	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.	2007.6.
短期借入金・Short-term Bank Loans	199	-	71	-	-	-	-	-	-
コマーシャルペーパー・Commercial Paper	-	-	20,000	-	30,000	7,497	5,997	-	7,991
長期借入金・Long-term Bank Loans	-	-	-	-	-	-	-	-	-
小計・SUB TOTAL	199	0	20,071	0	30,000	7,497	5,997	0	7,991
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-
合計・TOTAL	199	0	20,071	0	30,000	7,497	5,997	-	7,991
借入金依存度・Debt/Total Assets	0.1%	0.0%	5.6%	0.0%	7.7%	1.8%	1.4%	0.0%	1.7%

19. 棚卸資産・Inventories (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
棚卸資産[期末在高] ・Inventories [end of period]
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]

	2003.3.	2004.3	2005.3	2006.3	2007.3
棚卸資産[期末在高] ・Inventories [end of period]	32,360	32,877	36,165	41,178	49,721
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.1	2.8	2.7	2.7	2.8

	2004.9	2005.9.	2006.9.
棚卸資産[期末在高] ・Inventories [end of period]	35,307	38,670	45,432
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.7	2.7

	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.	2007.6.
棚卸資産[期末在高] ・Inventories [end of period]	37,507	38,670	41,700	41,178	44,254	45,432	47,861	49,721	54,835
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.8	2.6	3.0	2.7	2.8	2.7	2.8	2.9	3.0

20. 人員・Number of Employees



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2003.3.	2004.3	2005.3	2006.3	2007.3
北米・North America	1,445	1,323	1,316	1,337	1,380
欧州・Europe	2,082	1,821	1,809	2,009	2,429
アジア・Asia	7,346	11,925	15,102	19,030	21,780
日本・Japan	3,150	3,023	3,007	2,800	2,861
総従業員数 ・Number of Total Employees	14,023	18,092	21,234	25,176	28,450

	2004.9	2005.9.	2006.9.
北米・North America	1,276	1,293	1,367
欧州・Europe	1,800	1,957	2,345
アジア・Asia	13,775	16,580	21,438
日本・Japan	3,021	2,954	2,824
総従業員数 ・Number of Total Employees	19,872	22,784	27,974

	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.	2007.6.
北米・North America	1,309	1,293	1,300	1,337	1,345	1,367	1,368	1,380	1,386
欧州・Europe	1,891	1,957	1,996	2,009	2,278	2,345	2,332	2,429	2,452
アジア・Asia	15,671	16,580	17,875	19,030	20,484	21,438	22,131	21,780	21,377
日本・Japan	3,019	2,954	2,881	2,800	2,837	2,824	2,851	2,861	2,907
総従業員数 ・Number of Total Employees	21,890	22,784	24,052	25,176	26,944	27,974	28,680	28,450	28,122

21. 「参考」グループ連結経営(2007.6.30.現在) / HOYA's Global Group Management (As of June 30, 2007)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

地域本社 (Regional Headquarters)	情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)
日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)	HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA㈱メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス㈱(HOYA Service Corporation)
アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD	HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA ELECTRONICS MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD HOYA LENS INDIA PRIVATE LTD. HOYA LENS VIETNAM LTD.	
米国 / AMERICA HOYA HOLDINGS INC.	HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. QSTREAMS NETWORKS, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. EAGLE OPTICS, INC. HOYA LENS OF NEW ORLEANS, INC. HOYA LENS OF CHICAGO, INC. VISION MEMBRANE TECHNOLOGIES, INC. MORGAN OPTICAL, INC. ☆	
欧州 / EUROPE HOYA Corporation Netherland Branch FHQ	HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA HILL OPTICS SA (PTY) LTD. HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH	

法務支援・内部監査 (Legal Support & Internal Audit)

グローバルベースでの事業戦略の遂行 / Global Business Expansion

(注)主要な連結子会社を掲載しています。 Note: The main subsidiaries are shown above.
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2008年3月期第1四半期に連結/Consolidated in 2008-1Q

August 7, 2007

Company Name: HOYA CORPORATION
Representative: Hiroshi Suzuki
President and CEO
(Code: 7741, the First Section of the Tokyo Stock Exchange)
Contact: Manager of Corporate Communications
Naoji Ito
Telephone: 03-3952-1160

Notice Regarding the Results of the Tender Offer for the Shares of PENTAX Corporation and Change of Subsidiary

On July 3, 2007, HOYA Corporation (the "Company" or the "Tender Offeror") commenced, in accordance with a decision of the representative executive officer dated July 2, 2007, the tender offer (the "Tender Offer") for (1) the common stock of PENTAX Corporation (Code: 7750, the First Section of the Tokyo Stock Exchange; the "Target"), (2) the yen-denominated Convertible Bonds with Share Subscription Warrants (*shinkabu yoyaku ken*) issued in accordance with a resolution of the Target's board of directors' meeting held on October 14, 2003 (the "PENTAX Bonds with Share Subscription Warrants"), and (3) PENTAX First Series Share Subscription Warrants (*shinkabu yoyaku ken*) (the "PENTAX Share Subscription Warrants") which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and an approval of the Target's annual general meeting of shareholders held on June 24, 2005. The Tender Offer was completed on August 6, 2007. The Company announces the results of the Tender Offer as described below.

The Company also announces that, as a result of the Tender Offer, the Target will become a consolidated subsidiary of the Company.

I. Results of the Tender Offer

1. Outline of the Tender Offer

(1) Name of the Target PENTAX Corporation

(2) Number of Shares, etc. Subject to the Tender Offer

Number of Shares Planned to be Purchased Converted into Number of Shares:	Planned Excess Number Converted into Number of Shares:	Total of Number of Shares Planned to be Purchased and Planned Excess Number Converted into Number of Shares:
67,740,000 shares	- shares	- shares

(Note 1) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of shares tendered in the Tender Offer (the "Tendered Shares, etc.") is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased

(67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Subscription Warrants are converted into shares at the conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 2) There is a possibility that any share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants could be exercised by the end of the Tender Offer period. Shares of the Target's common stock issued or transferred upon the exercise of such right are also subject to the Tender Offer.

(Note 3) Shares constituting less than one unit are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (if share certificates are deposited to Japan Securities Depository Center, Inc., it is not required to submit share certificates).

(Note 4) The Tender Offeror will not purchase any of the treasury shares held by the Target through the Tender Offer.

(3) Period of the Tender Offer

From Tuesday, July 3, 2007 to Monday, August 6, 2007 (24 business days)

(4) Tender Offer Price

Common Stock:	770 yen per Share of Common Stock
Bonds with Share Subscription Warrants:	1,433,056 yen per PENTAX Bond with Share Subscription Warrants (face value of 1,000,000 yen of each bond)
Share Subscription Warrants:	1 yen per PENTAX Share Subscription Warrant

2. Results of the Tender Offer

(1) Status of the Tender Offer

The Company will purchase all of the shares, etc. tendered under the Tender Offer.

Type of Shares, etc.	Number of Shares Tendered Converted into Number of Shares	Number of Shares Purchased Converted into Number of Shares
Shares	118,064,117 shares	118,064,117 shares
Share Subscription Warrants	- shares	- shares
Bonds with Share Subscription Warrants	4,639,750 shares	4,639,750 shares
Depositary Receipts of Shares, etc.	- shares	- shares
Total	122,703,867 shares	122,703,867 shares

(Note) The 2,493 tendered PENTAX Bonds with Share Subscription Warrants are converted into shares at the conversion price effective as of August 6, 2007 pursuant to the terms and conditions of issuance thereof.

(2) Percentage of Ownership of Shares after the Tender Offer

Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror before the Tender Offer.	1	(Percentage of Ownership of Shares, etc. before the Tender Offer: 0.00%)
Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror after the Tender Offer	122,704	(Percentage of Ownership of Shares, etc. after the Tender Offer: 90.58%)
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror before the Tender Offer	-	(Percentage of Ownership of Shares, etc. before the Tender Offer: 0.00%)
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships	127,368	(Percentage of Ownership of Shares, etc. after the Tender Offer: 0.00%)

with the Tender Offeror after the Tender Offer		
Total Number of Voting Rights of All Shareholders of the Target	127,368	

(Note 1) Of the "Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror after the Tender Offer," the • tendered PENTAX Bonds with Share Subscription Warrants are converted into shares at the conversion price effective as of August 6, 2007 pursuant to the terms and conditions of issuance thereof to calculate the number of voting rights.

(Note 2) "Total Number of Voting Rights of All Shareholders of the Target" is based on the total number of voting rights of all shareholders as of March 31, 2007, as stated in the Securities Report for the fiscal year ended March 2007 (77th Period) filed on June 28, 2007. However, for the purposes of calculation of the "Percentage of Ownership of Shares, etc., after the Tender Offer," the "Total Number of Voting Rights of All Shareholders of the Target" is the number of voting rights (135,470), which is obtained by adding (a) 418 voting rights represented by 418,843 shares of less than one unit as stated in the Securities Report excluding the treasury shares less than one unit held by the Target and (b) 7,684 voting rights represented by the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. As a result of successful completion of the Tender Offer, 200,000,000 units of PENTAX Share Subscription Warrants were entirely acquired without compensation and canceled by the Target on August 7, 2007 in accordance with a resolution of the board of directors of the Target held on June 15, 2007. Therefore, the number of voting rights represented by common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is not added to the calculation shown above.

(Note 3) "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc. after the Tender Offer" are rounded to two decimal points.

(3) Calculation of the Tender Offer by the Proportional Allocation Method

Not applicable.

(4) Funds Required for the Tender Offer

94,482 million yen

(5) Settlement Procedure

(i) Name and Location of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement

Tuesday, August 14, 2007

(iii) Settlement Procedure

A written notice regarding purchase, etc. under the Tender Offer will be mailed to the address of each Tendering Shareholder, etc. (or the standing proxy in the case of a foreign shareholder, etc.) without delay after the expiration of the Tender Offer period.

Purchases shall be settled in cash. The Tender Offer Agent will remit to the place designated by each tendering shareholder, etc. the sales price with regard to the shares purchased in accordance with the instructions given by the tendering shareholders, etc. (or the standing proxy in the case of a foreign shareholder, etc.) without delay on or after the commencement date of settlement.

3. Anticipated Effect on Business Results by the Tender Offer

We are reviewing the effects of the Tender Offer on the consolidated and non-consolidated business results of the Company and will promptly announce such effects after they have been finally determined.

For information purposes, on July 20, 2007, the Tender Offeror announced its consolidated business forecast for the semi-annual period ending March 2008, not reflecting the results of the Target.

(Reference) Forecast announced by HOYA Corporation on July 20, 2007
(Percentage means the change from the semi-annual period of the previous year)

(Millions of yen, except net income for the semi-annual period per share)

	Net sales	Operating income	Ordinary income	Net income for the semi-annual period	Net income for the semi-annual period per share
Forecast for the semi-annual period ending March 2008	198,800 3.7%	49,000 −11.5%	51,500 1.3%	37,400 −15.8%	86.64yen

On July 27, 2008, PENTAX Corporation announced its consolidated business forecast for the semi-annual period ending March 2008 and for the annual period ending March 2008, not reflecting the results of the Tender Offeror.

(Reference) Forecast announced by the Target on July 27, 2007
(Percentage means the change from the end of fiscal year or semi-annual period of the previous year)

(Millions of yen, except net income for the period per share)

	Net sales	Operating income	Ordinary income	Net income for the period	Net income for the period per share
Forecast for the semi-annual period ending March 2008	81,800 9.6%	1,900 22.2%	2,100 99.1%	1,400 28.6%	10.64yen
Forecast for the annual period ending March 2008	170,000 8.0%	7,000 23.8%	5,700 12.5%	3,800 6.4%	28.87yen

4. Policy after the Tender Offer

The Tender Offeror aims to establish a solid management foundation by leveraging managerial resources of the two companies in a mutually complementary manner. Furthermore, the Tender Offeror believes that it is necessary to fully integrate the management of both companies by causing the Target to be a wholly owned subsidiary in order to create synergies and accelerate business growth for the future. Since the Tender Offeror failed to acquire all shares of the Target's common stock by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to be its wholly owned subsidiary by a share exchange or other appropriate business reorganization transaction in order to fully integrate the management of the Tender Offeror and the Target. In executing such transaction, both companies will, upon agreement between them, determine the terms of consideration to be delivered to the Target's shareholders, with reference to the Purchase Price for the Target's

shares and to the market price for the Tender Offeror's shares, comprehensively considering various analysis with due consideration not to undermine the interests of both companies' shareholders and requesting again a third party financial institution to value the Target's shares.

As a result of the Tender Offer, there is a possibility that the Target's shares will be delisted in accordance with the prescribed procedures pursuant to the standards for delisting of shares established by the Tokyo Stock Exchange, Inc. In addition, in accordance with the aforementioned points, in cases where the Tender Offeror makes the Target its wholly owned subsidiary after the Tender Offer, the Target's shares will be delisted pursuant to the standards for delisting of shares.

After the Tender Offer, while considering methods for achieving full management integration, the Target will conduct its business as an independent legal entity and maintain its corporate name and PENTAX brand, and maintain and extend cross-divisional synergies. We plan to appoint officers from the Target to conduct its business, and the general manager of each division will be responsible for that division's operations (including employment) and earnings.

II. Change of Subsidiary

As a result of the Tender Offer, the Target will become a consolidated subsidiary of the Company as of August 14, 2007.

1. Outline of the Subsidiary

(1)	Trade Name:	PENTAX Corporation
(2)	Representative:	Nobuaki Tanishima, President & CEO
(3)	Location of Head Office:	2-36-9, Maenocho, Itabashi-ku, Tokyo
(4)	Date of Incorporation:	December 17, 1938
(5)	Principal Business:	Manufacturing and sales of life care, imaging systems, and optical component products
(6)	Account Settlement Date:	March 31
(7)	Number of Employees:	1,338 (as of March 31, 2007)
(8)	Principal Business Offices:	Mashiko Factory and Incubation Center
(9)	Amount of Stated Capital:	7,571 million yen (as of March 31, 2007)
(10)	Total Number of Outstanding Shares:	127,925,007 shares (as of March 31, 2007)

(11) Major Shareholders and Percentage of Ownership (as of March 31, 2007):

HSBC Fund Services Sparx Asset Management Corporated (Custody: Tokyo Branch of the Hongkong and Shanghai Banking Co., Ltd.)	11.41%
Japan Trustee Services Bank, Ltd.	8.78%
The Master Trust Bank of Japan, Ltd.	6.57%
Mizuho Corporate Bank, Ltd.	4.76%
Trust & Custody Service Bank, Ltd as trustee for MIZUHO BANK, LIMITED Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.	3.89%
Goldman Sachs International	3.72%
Resona Bank, Limited	2.41%
Asahi Mutual Life Insurance Company	2.41%
The Ashikaga Bank, Ltd.	2.18%

Nippon Life Insurance Company 2.15%

2. Change in Business Results for the Recent Business Years

(Consolidated)

Fiscal Year Ended	March 2006	March 2007
Net sales	142,211 million yen	157,344 million yen
Gross profit	49,618 million yen	53,426 million yen
Operating income	2,985 million yen	5,653 million yen
Ordinary income	3,260 million yen	5,067 million yen
Net income	805 million yen	3,570 million yen
Total assets	126,969 million yen	147,203 million yen
Net assets	39,013 million yen	43,135 million yen

(Non-consolidated)

Fiscal Year Ended	March 2006	March 2007
Net sales	108,312 million yen	117,127 million yen
Gross profit	23,539 million yen	25,011 million yen
Operating income	2,001 million yen	3,343 million yen
Ordinary income	3,976 million yen	3,231 million yen
Net income	830 million yen	1,175 million yen
Total assets	112,184 million yen	124,000 million yen
Net assets	40,855 million yen	41,288 million yen
Dividends per share	6.0 yen	7.0 yen

3. Scheduled Date of Change of Subsidiary

Tuesday, August 14, 2007

Cover

Document Name:	Tender Offer Registration Statement
Attention:	Director General of the Kanto Local Finance Bureau
Date of Filing:	August 7, 2007
Name of Filing Party:	HOYA CORPORATION
Address or Location:	2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Nearest Contact Place:	Same as above
Telephone:	03-3952-1160
Person in Charge:	Naoji Ito, IR Public Relations Group Manager
Name of Agent:	Not applicable
Address or Location:	Same as above
Nearest Contact Place:	Same as above
Telephone:	Same as above
Person in Charge:	Same as above
Place of Public Inspection:	HOYA CORPORATION (2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo) Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho , Chuo-ku, Tokyo)

(Note 1) When used in this statement, the "Tender Offeror" means HOYA CORPORATION.

(Note 2) When used in this statement, the "Target" means PENTAX Corporation.

(Note 3) In cases where numbers in this statement have been rounded off or omitted, the numbers described as the totals thereof are not necessarily equal to the aggregate numbers thereof.

(Note 4) In this statement, unless otherwise stated, the number of days or the date and time means the number of days or the date and time in Japan.

(Note 5) When used in this statement, the "Law" means the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended).

(Note 6) When used in this statement, the "Enforcement Order" means the Cabinet Order of the Securities and Exchange Law (Enforcement Order No. 321 of 1965, as amended).

(Note 7) When used in this statement, the "Cabinet Office Ordinance" means the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (Ordinance of Minister of Finance No. 38 of 1990, as amended).

(Note 8) Unless otherwise described in this statement, all procedures concerning the tender offer in connection with the filing of this statement (the "Tender Offer") shall be conducted in Japanese. If any document concerning the Tender Offer is prepared in English and there is any discrepancy between the English version and the Japanese version, the Japanese version shall prevail.

(Note 9) Sections 13(e) and 14(d) of the U.S. Securities Exchange Act of 1934 and the Rules and Regulations thereunder shall not apply to the Tender Offer.

1.Contents of the Tender Offer

(1) Name of the Target

PENTAX Corporation

(2) Type of Shares, Etc., subject to the Tender Offer

① Common Stock

② Yen-denominated Convertible Bonds with Share Subscription Warrants (shinkabu yoyaku ken) issued in accordance with a resolution of the Target's board of directors' meeting held on October 14, 2003 (the "PENTAX Bonds with Share Subscription Warrants")

③ PENTAX First Series Share Subscription Warrants (shinkabu yoyaku ken) (the "PENTAX Share Subscription Warrants") which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and an approval of the Target's annual general meeting of shareholders held on June 24, 2005

(3) Tender Offer Period

From Tuesday, July 3, 2007 to Monday, August 6, 2007(24 business days)

2. Results of the Tender Offer

(1) Success or Failure of the Tender Offer

As the total Number of Tendered Shares exceeded the Number of Shares Planned to be Purchased (67,740,000 shares), all the Tendered Shares will be purchased, based on the Public Notice of Commencement of Tender Offer and the Tender Offer Registration Statement.

(2) Date of Public Notice about Result of the Tender Offer and Name of Newspaper Carrying the Public Notice

The Result of the Tender Offer was publicly announced at the Tokyo Stock Exchange on August 7, 2007, pursuant to Article 27-13, Paragragh 1 of the Securities and Exchange Law of Japan, Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance.

(3) Number of the Tendered Shares, etc.

Type of Shares, Etc.	Number of Shares Tendered Converted into Number of Shares	Number of Shares Purchased Converted into Number of Shares
Common Stock	118,064,117 (shares)	118,064,117 (shares)
Share Subscription Warrants	-	-
Bonds with Share Subscription Warrants	4,639,750	4,639,750
Depositary Receipts of Shares, etc.( )	-	-
Total	122,703,867	122,703,867
Total Number of Residual Securities, etc	-	(4,639,750)

(Note) 2,493 unit of the PENTAX Bonds with Share Subscription Warrants subscribed for Tender Offer are converted to shares at the convertible price effective as of August 6, 2007 in accordance with the issued rule.

(4) Percentage of Ownership of Shares after the Tender Offer

Classification	Number of Voting Rights
Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror as of the Filing Date of the Tender Offer Registration Statement ··(a)	122,704
Of the Number in (a) above, Number of Voting Rights Represented by Residual Securities, etc. ··(b)	4,639
Of the Number in (b) above, Number of Voting Rights Represented by Depositary Receipts for Shares, etc. ··(c)	-
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror as of the Filing Date of the Tender Offer Registration Statement ··(d)	-
Of the Number in (d) above, Number of Voting Rights Represented by Residual Securities, etc. ··(e)	-
Of the Number in (e) above, Number of Voting Rights Represented by Depositary Receipts for Shares, etc.··(f)	-

Total Number of Voting Rights of All Shareholders of the Target (as of March 31, 2007) ··(g)	127,368
Percentage of Ownership of Shares, etc., after the Tender Offer ((a + d) / (g + (b - c) + (e - f)) × 100) (%)	90.58

(Note 1) 2,493 unit of the PENTAX Bonds with Share Subscription Warrants subscribed for Tender Offer are converted to shares by valid convertible price on August 6, 2007 in accordance with the issued rule.

(Note 2) "Total Number of Voting Rights of All Shareholders of the Target (g)" is based on the Total Number of Voting Rights of all shareholders as of March 31, 2007, as stated in the Securities Report for the fiscal year ended March 2007 (77th Period) filed on June 28, 2007. However, for the purposes of calculation of the "Percentage of Ownership of Shares, etc., after the Tender Offer," the denominator is the number of voting rights (135,470), which is obtained by adding (a) 418 voting rights represented by 418,843 shares of less than one unit as stated in the Securities Report excluding the treasury shares less than one unit held by the Target and (b) 7,684 voting rights represented by the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. Although under conditions of success of the tender offer 200,000,000 units of PENTAX Share Subscription Warrants are all obtained without compensation and casted away by Target on August 7, 2007. in accordance with a resolution of the Target's board of directors' meeting held on June 15, 2007. The Number of Voting Rights represented by common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is not added to the calculation shown above.

(Note 3) "Percentage of Ownership of Shares, etc., after the Tender Offer" are rounded to two decimal points.

(5) Calculational Procedure of Tender Offer with proportional distribution

Not applicable

[Front Cover]

[Document]	Temporary Securities Report
[Submitted to]	Director General of the Kanto Local Financial Bureau
[Date of Submission]	August 7, 2007
[Company Name]	Hoya Kabushiki Kaisha
[Company Name in English]	Hoya Corporation
[Name and Title of Representative]	Hiroshi Suzuki, Director, President and Chief Executive Officer
[Location of Head Office]	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo
[Telephone Number]	03-3952-1151 (Main)
[Contact Person]	Kenji Ema, Director, Operating Officer and Chief Financial Officer
[Nearest Place of Contact]	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo
[Telephone Number]	03-3952-1151 (Main)
[Contact Person]	Kenji Ema, Director, Operating Officer and Chief Financial Officer
[Place of Public Inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

1. Reason for Submitting the Temporary Securities Report

PENTAX Corporation becomes a Subsidiary of HOYA Corporation, so pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance Concerning Corporate Disclosure, HOYA Corporation submits the Temporary Securities Report.

2. Content of the Report

(1) Name, Address, Name of Representative, Amount of Stated Capital, and Content of Business Activities of Subsidiary.

① Name	PENTAX Corporation
② Address	2-36-9, Maeno-cho, Itabashi-ku, Tokyo
③ Name of Representative	Nobuaki Tanishima, President & CEO
④ Amount of Stated Capital	7,571 million yen (as of March 31, 2007)
⑤ Content of Business Activities	Manufacturing and Sales of Life Care, Imaging Systems, and Optical Component Products

(2) Number of Voting Rights of the Subsidiary owned by HOYA Corporation and Percentage of the Number of such Voting Rights to the Total Number of Voting Rights before and after the Change

① Number of Voting Rights owned by HOYA Corporation

Before	1unit
After	118,065unit

② Percentage of the Number of such Voting Rights owned by HOYA Corporation to the Total Number of Voting Rights

Before	0.00%
After	92.70%

(Note) The Percentage of ownership to the Number of Voting Rights of all shareholders is calculated based on the Number of Voting Rights of all shareholders , 127,368unit as of March 31, 2007.

(3) Reason and Scheduled Date of the Change of Subsidiary

① Reason

After the Tender Offer, HOYA Corporation owns major part of the Number of Voting Rights of all shareholders.

② Scheduled Date

August 14, 2007

Cover

Document Name:	Report about Large Holdings of Share Certificates, etc
Governing Provisions:	Article 27-23, Paragraph 1 of the Securities Exchange Law
Attention:	Director General of the Kanto Local Finance Bureau
Name:	HOYA CORPORATION Hiroshi Suzuki, Director, President and Chief Executive Officer
Address or Location of Head Office:	2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Date of Occurrence of Reporting Obligation:	August 6, 2007
Date of Filing:	August 7,2007
Total Number of Filing Parties and Joint Holders:	1
Manner of Filing:	others
Reason for Filing Modification Report:	

Part I. Issuer

Name of the Issuer	PENTAX Corporation
Securities Code	7750
Listed / Traded Over-the-Counter	Listed
Stock Exchange of Listing	Tokyo Stock Exchange

Part II. Filing Party

1. Filing Party (Large Holder) /1

(1) Outline of Filing Party

① Filing Party (Large Holder)

Individual Person / Body Corporate	Body Corporate
Name	HOYA CORPORATION
Address or Location of Head Office	2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Former Name	-
Former Address or Location of Head Office	-

② In the case of Individual Person

Not applicable

③ In the case of Body Corporate

Date of Incorporation	August23, 1944
Name of Representative	Hiroshi Suzuki
Title of Representative	Director, President and Chief Executive Officer
Business	Manufacturing and Sales of Electro-optics, Photonics, Eye-care, Health care, and Crystal Products and so on

④ Contact for Business Affairs

Contact Address and Name of Contact Person for Business Affairs	Naoji Ito, IR Public Relations Group Manager
Telephone Number	03-3952-1160

(2) Purpose of Holding

Taking out the management authority and proposing substantive matters, etc. about the integration. considering any effect on taxes or accounting to be considered in connection with the

integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, HOYA CORPORATION contemplates to cause the Target to become wholly owned subsidiary using a means it considers appropriate, including a share exchange and other business reorganization transaction, in order to fully integrate the management of the Tender.

(3) Proposals for Substantive Matters, etc.

Not applicable

(4) Breakdown of Share Certificates, etc. Held by the Above Filing Party

① Number of Share Certificates, etc. Held

	Art. 27-23, Para. 3, Main Text of the Law	Art. 27-23, Para. 3, Item 1 of the Law	Art. 27-23, Para. 3, Item 2 of the Law
Share Certificates or Investment Securities, etc. (number of shares/units)	118,065,117 (shares)		
Share Purchase Warrant Certificates (number of shares)	A		G
Bond Certificates with Share Purchase Warrants (number of shares)	B 4,639,750 (shares)		H
Covered Warrants	C		I
Depositary Receipts (shares)			
Depositary Receipts (other equity)	D		J
Bonds Issued by Other Issuers Redeemable by Equity Securities Issued by the Target	E		K
Share Certificates Issued by Other Issuers Convertible into Shares Issued by the Target	F		L
Total (number of shares/units)	M 122,704,867 (shares)	N	O
Number of Share Certificates, etc. Deducted by Reason of Transfer by Margin Trading	P		

Number of Share Certificates, etc. Deducted by Reason of Existence of Rights to Claim Delivery, etc. between Joint Holders	Q	
Number of Share Certificates, etc. Held (Total) (M + N + O – P – Q)	R	122,704,867 (shares)
Number of Potential Shares Held (A + B + C + D + E + F + G + H + I + J + K + L)	S	4,639,750 (shares)

② Percentage of Holding of Share Certificates, etc.

Total Number of Issued Share Certificates, etc. (number of shares/units) (as of June 28, 2007)	T	129,432,505 (shares)
Percentage of Holding by the Above Filing Party of Share Certificates, etc. (%) (R/(S + T) x 100)		91.52
Percentage of Holding of Share Certificates, etc. Shown in the Preceding Report (%)		-

(5) Status of Acquisition or Disposal during the Most Recent 60 Days of Share Certificates, etc. Issued by the Issuer of the Relevant Share Certificates, etc.

Date	Type of Share Certificates, etc.	Quantity	Percentage	Market / Out of Market Trading	Acquisition / Disposal	Price per Share, etc.
August 6, 2007	Common Stock	118,064,117 (shares)	88.06%	Out of Market	Acquisition	770 (yen)
August 6, 2007	Bonds with Share Subscription Warrants	4,639,750 (shares)	3.46%	Out of Market	Acquisition	(Note)

(Note) HOYA CORPORATION acquired PENTAX Bonds with Share Subscription Warrants (face value of 1,000,000 yen of each bond) for 1,433,056 yen per it.

(6) Security Agreements and Other Important Agreements regarding the Relevant Share Certificates, etc.

Not applicable

(7) Funds Used for Acquisition of Share Certificates, etc. Held

① Breakdown of Acquisition Funds

Amount of Own Funds (U) (in thousands of yen)	-
Total Amount of Borrowing (V) (in thousands of yen)	94,481,979
Total Amount of Other Funds (W) (in thousands of yen)	-
Breakdown of the Above (W)	-
Total Amount of Acquisition Funds (in thousands of yen) (U + V + W)	94,481,979

② Breakdown of Borrowings

Name (Branch Name)	Business Type	Name of Representative	Location	Purpose of Borrowing	Amount (in thousands of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Bank	Nobuo Kuroyanagi	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	2	94,481,979

③ Name, etc. of Lenders

Not applicable

HOYA

平成20年3月期　第1四半期財務・業績の概況

平成19年7月20日

上場会社名	ＨＯＹＡ株式会社	上場取引所	東証一部
コード番号	7741	URL	http://www.hoya.co.jp
代表者	代表執行役ＣＥＯ 鈴木 洋		
問合せ先責任者	ＣＦＯ　江間 賢二	TEL	(03) 3952-1160

(単位：百万円未満切捨)

1．平成20年3月期第１四半期の連結業績（平成19年4月1日～平成19年6月30日）

(1) 連結経営成績　（％表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期第1四半期	97,779	5.6	22,640	△ 16.9	23,976	△ 4.6	17,097	△ 20.5
19年3月期第1四半期	92,618	13.3	27,240	8.7	25,139	△ 8.5	21,499	5.4
19年3月期	390,093	－	107,213	－	102,909	－	83,391	－

	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	円	円
20年3月期第1四半期	39.61	39.51
19年3月期第1四半期	49.92	49.71
19年3月期	193.50	192.78

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
20年3月期第1四半期	469,048	387,950	82.2	893.29
19年3月期第1四半期	391,972	288,734	73.4	668.33
19年3月期	447,644	367,145	81.6	845.98

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
20年3月期第1四半期	21,815	△ 10,891	△ 5,980	131,610
19年3月期第1四半期	14,065	△ 14,825	17,255	100,449
19年3月期	98,793	△ 46,652	△ 23,891	120,621

2．配当の状況

	1株当たり配当金		
（基準日）	中間期末	期末	年間
	円	円	円
19年3月期	30.0	35.0	65.0
20年3月期（予想）	配当金の予想は出しておりません。		

3．平成20年3月期 中間期の連結業績予想（平成19年4月1日～平成19年9月30日）

（%表示は対前年中間期増減率）

	売上高		営業利益		経常利益		中間純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期中間期予想	198,800	3.7	49,000	△ 11.5	51,500	1.3	37,400	△ 15.8
19年3月期中間期実績	191,697	15.0	55,366	11.2	50,839	△ 6.6	44,398	13.9

（参考）1株当たり中間純利益　（20年3月期予想）　86.64 円　（19年3月期実績）　103.08 円

（注）当社は平成19年7月2日の代表執行役の決定により、7月3日よりペンタックス株式会社に対して株式の公開買付けを開始しております（詳細は20ページをご参照下さい）。本公開買付けにより当社がペンタックスの全ての株式を取得できなかった場合には、適切な方法で本公開買付けの後にペンタックスを完全子会社化することを予定しております。しかしながら、当中間期の連結業績予想に関しましては、ペンタックスの業績につきましては反映しておりません。

4．その他

(1) 期中における重要な子会社の異動
　（連結範囲の変更を伴う特定子会社の異動）
　［ 新規　1 社（社名　MORGAN OPTICAL, INC.）］

(2) 会計処理の方法における簡便な方法の採用の有無　：　無

(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　無

（詳細は、9ページをご参照ください。）

※1. 当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券ｱﾅﾘｽﾄをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、第1四半期（4月1日より6月30日まで）の決算発表時（7月）に中間期の連結業績予想を公表し、第３四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に通期の連結業績予想を公表する予定であります。

※2. 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。当資料に掲載されている予想数字あるいは将来に関する記述の部分は、資料作成時点の判断ですが、その内容の完全性・正確性を会社として保証するものではありません。

[定性的情報・財務諸表等]

1．当第1四半期の経営成績

①全般の状況

			前年同期比増減率または金額
・売上高	:	97,779 百万円	（ 5.6 %）
・営業利益	:	22,640 百万円	（ △ 16.9 %）
・経常利益	:	23,976 百万円	（ △ 4.6 %）
・四半期純利益	:	17,097 百万円	（ △ 20.5 %）
・1株当たり四半期純利益	:	39.61 円	（ △ 10.31 円）

・当四半期の経済状況は、資源価格の上昇や円安の進行によるコスト上昇を背景に、大企業製造業を中心として、改善傾向の続いていた企業の景況感に足踏み状態が見られました。しかし設備投資は引き続き高水準で、雇用も厳しさが残るものの改善に広がりが見られ、全体としては緩やかな景気拡大基調が続きました。

・そうしたなか当社グループでは、エレクトロオプティクス（ＥＯ）部門では、一部の製品で、価格低下や在庫調整、あるいは新製品への対応の遅れ等から前年同期に比べて売上が減少しましたので、他の製品は高精度品を中心に堅調に推移したものの、ＥＯ部門全体では減収減益となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、前年同期に比べて増収となりましたが、営業費用も増加し、営業利益は前年同期とほぼ同レベルとなりました。ヘルスケア部門は前年同期に比べて増収増益となりました。

・その結果、当四半期は、グループ全体では売上高は前年同期に比べて増加しましたが、営業利益、経常利益、四半期純利益はいずれも前年同期に比べて減少しました。

売上高（単位：百万円）と平均為替ﾚｰﾄ(円/USﾄﾞﾙ･ﾕｰﾛ)の四半期別推移


110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
132.47
134.87
137.95
137.62
135.25
136.23
140.14
140.92
144.55
148.92
153.08
157.26
163.99
109.62
111.02
104.52
105.25
74,961
78,486
77,786
76,938
81,777
84,961
87,286
90,204
92,618
99,079
98,929
99,467
97,779
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
H19/1Q
H19/2Q
H19/3Q
H19/4Q
H20/1Q
売上高
平均為替ﾚｰﾄ（USﾄﾞﾙ）
平均為替ﾚｰﾄ（ﾕｰﾛ）

（注）四半期推移のｸﾞﾗﾌの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H20/1Q」は、平成20年3月期の第1四半期（当第1四半期：平成19年4月1日～同6月30日）を、同様に「H19/1Q」は、平成19年3月期の第1四半期（前第1四半期：平成18年4月1日～同6月30日）を意味します。

部門別売上高構成比の四半期別推移


100%
80%
60%
40%
20%
0%
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q H20/1Q
■ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ ■ﾎﾄﾆｸｽ □ﾋﾞｼﾞｮﾝｹｱ □ﾍﾙｽｹｱ ■その他

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
21,081
22,366
16,222
23,047
24,404
16,67
21,652
22,314
16,123
19,138
20,440
15,118
25,055
27,465
20,389
24,740
26,974
18,596
27,257
27,162
20,120
24,043
22,036
16,514
27,240
25,139
21,499
28,126
25,700
22,899
27,216
25,148
19,963
24,631
26,922
19,028
22,640
23,976
17,097
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q H20/1Q
□営業利益 □経常利益 □四半期純利益

②部門別の状況

				前年同期比増減率
(1) 情報・通信分野	売上高	:	53,760 百万円	(△ 1.6 %)
○エレクトロオプティクス	売上高	:	51,549 百万円	(△ 1.3 %)
○ホトニクス	売上高	:	2,210 百万円	(△ 8.0 %)

情報・通信分野の売上高の四半期別推移（単位：百万円）


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q H20/1Q
■エレクトロオプティクス ■ホトニクス

エレクトロオプティクス

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて増収となりました。

・半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて増収となりました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況は続き、前年同期に比べて減収となりました。

・ＨＤＤ（ハードディスク装置）用ガラスディスクは、需要の季節的変動の影響と社内における垂直記憶方式の立ち上げの遅れを主要因として、前年同期に比べて減収となりました。

・光学レンズは、非球面モールドレンズのみならず研磨レンズも含めてデジタルカメラ・ＶＴＲ向けが好調に推移し、前年同期に比べて増収となりました。

ホトニクス

・レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて減収となりました。

			前年同期比増減率
(2) アイケア分野	売上高 :	43,678 百万円	(16.0 %)
○ビジョンケア	売上高 :	32,455 百万円	(16.2 %)
○ヘルスケア	売上高 :	11,223 百万円	(15.3 %)

アイケア分野の売上高の四半期別推移（単位：百万円）


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q H20/1Q
■ﾋﾞｼﾞｮﾝｹｱ ■ﾍﾙｽｹｱ

ビジョンケア

・メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、国内全体では前年同期に比べてわずかながら減収となりました。
・メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大を進めて堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体では前年同期に比べて増収となりました。

・その結果、部門全体で前年同期に比べて増収となりました。

ヘルスケア

・コンタクトレンズは、直営店舗における専門知識を活かしたコンサルティング販売により競合との差別化を図り、あわせて遠近両用レンズ等の高付加価値商品の販売拡大により前年同期に比べて増収となりました。

・眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが好調に推移し、特にイエローレンズが好評で、前年同期に比べて増収となりました。

			前年同期比増減率
(3) その他の事業	売上高 :	340 百万円	(7.3 %)

・その他の事業とは、クリスタル事業およびサービス事業（グループ内のシステム構築、業務請負等）であります。

2. 当第1四半期の財政状態

① 資産、負債及び純資産の状況

			直前四半期末比増減率
・総資産	:	469,048 百万円	(4.8 %)
・純資産	:	387,950 百万円	(5.7 %)
・自己資本比率	:	82.2 %	

・当四半期末では、前期末に比べて、現金及び預金が10,989百万円、たな卸資産が5,114百万円それぞれ増加したため、流動資産は15,037百万円増加しました。固定資産は6,368百万円増加しましたので、総資産は前期末に比べて21,404百万円の増加となりました。負債合計は599百万円増加しました。純資産は、利益剰余金が前期末に比べて1,664百万円増加し、為替換算調整勘定が18,079百万円増加したため、387,950百万円となりました。純資産から新株予約権と少数株主持分を引いた自己資本は385,688百万円となり、自己資本比率は82.2%となりました。

② キャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ	:	21,815 百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ	:	△ 10,891 百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ	:	△ 5,980 百万円
・現金及び現金同等物期末残高	:	131,610 百万円

・当四半期は、税金等調整前四半期純利益23,008百万円と減価償却費9,985百万円を主体とした現金の増加、および法人税等の支払額12,541百万円を主体とした現金の減少により、営業キャッシュ・フローは21,815百万円となりました。投資活動によるキャッシュ・フローは次期製品対応投資を中心に10,891百万円の支出となりました。フリー・キャッシュ・フローは10,924百万円となり、配当金の支払に14,336百万円を支出しました。その結果、現金及び現金同等物の期末残高は、前期末に比べて10,988百万円増加し131,610百万円となりました。

3．当中間期（平成19年9月）の連結業績予想

（単位：百万円）

項目 ＼ 期別	当中間期予想 自 平成19年4月1日 至 平成19年9月30日	前中間期 自 平成18年4月1日 至 平成18年9月30日	増減率 （または額）
売上高	198,800	191,697	3.7%
営業利益	49,000	55,366	-11.5%
経常利益	51,500	50,839	1.3%
中間純利益	37,400	44,398	-15.8%
1株当たり中間純利益（円）	86.64	103.08	△ 16.44

（注）
1. 当社は平成19年7月2日の代表執行役の決定により、7月3日よりペンタックス株式会社に対して株式の公開買付けを開始しております（詳細は20ページをご参照下さい）。本公開買付けにより当社がペンタックスの全ての株式を取得できなかった場合には、適切な方法で本公開買付けの後にペンタックスを完全子会社化することを予定しております。しかしながら、当中間期の連結業績予想に関しましては、ペンタックスの業績につきましては反映しておりません。
2. 予想1株当たり中間（四半期）純利益は、予想される期中平均株式数で予想中間（四半期）純利益を除して算出しております。

＜参考：当第2四半期予想＞

①前年同期比較

（単位：百万円）

項目 ＼ 期別	当第2四半期予想 自 平成19年7月1日 至 平成19年9月30日	前第2四半期 自 平成18年7月1日 至 平成18年9月30日	増減率 （または額）
売上高	101,021	99,079	2.0%
営業利益	26,360	28,126	-6.3%
経常利益	27,524	25,700	7.1%
四半期純利益	20,303	22,899	-11.3%
1株当たり四半期純利益（円）	47.03	53.16	△ 6.13

②直前四半期（第1四半期）比較

（単位：百万円）

項目 ＼ 期別	当第2四半期予想 自 平成19年7月1日 至 平成19年9月30日	当第1四半期 自 平成19年4月1日 至 平成19年6月30日	増減率 （または額）
売上高	101,021	97,779	3.3%
営業利益	26,360	22,640	16.4%
経常利益	27,524	23,976	14.8%
四半期純利益	20,303	17,097	18.8%
1株当たり四半期純利益（円）	47.03	39.61	7.42

［業績予想に関する留意事項］

この資料に掲載されている将来の業績に対する予想は、当社及び当社グループが現時点で入手可能な情報から得られた判断に基づいておりますが、リスクや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことは控えるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。

実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替レートの変動などが含まれます。

4．その他

（四半期連結財務諸表作成のための基本となる重要な事項及びその変更）

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

・連結子会社数　６８社

主要会社名　（海外）HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

（国内）HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社

・非連結子会社数　－社

・関連会社数　４社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

・連結範囲及び持分法の適用の異動状況

イ．連結範囲　：

a．前年同期末（前第1四半期末＝平成18年6月末）との比較＝5社増加

・新規設立により5社増加
- HOYA LENS INDIA PRIVATE LIMITED.（ｲﾝﾄﾞ）
- HOYA LENS VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
- その他3社（海外）

・買収により1社増加
- MORGAN OPTICAL, INC.（米国）

・子会社どうしの合併により1社減少
- HOYA CRYSTAL, INC.（米国）
  ※HOYA CORPORATION USA（米国）に吸収合併

b．直前四半期末（前第4四半期末＝平成19年3月末）との比較

・買収により1社増加
- MORGAN OPTICAL, INC.（米国）

ロ．持分法適用会社　：

a．前年同期末（前第1四半期末＝平成18年6月末）との比較

・該当事項はありません。

b．直前四半期末（前第4四半期末＝平成19年3月末）との比較

・該当事項はありません。

	当第1四半期 平成19年 6月30日現在	前第1四半期 平成18年 6月30日現在	増　減	前第4四半期 平成19年 3月31日現在
連結子会社数	68 (国内5、海外63)	63 (国内5、海外58)	+5 (国内-、海外+5)	67 (国内5、海外62)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	4 (国内4、海外-)	－ (国内-、海外-)	4 (国内4、海外-)
(うち持分法適用会社数)	(1) (国内1、海外-)	(1) (国内1、海外-)	(－) (国内-、海外-)	(1) (国内1、海外-)
グループ合計 (うち持分法適用会社数)	72社 (1社)	67社 (1社)	+5社 (－)	71社 (1社)

(2) 会計処理の方法における簡便な方法の採用

該当事項はありません。

(3) 最近連結会計年度からの会計処理の方法の変更

該当事項はありません。

5．四半期連結財務諸表

(1) 四半期連結貸借対照表

(単位：百万円未満切捨)

科目	当第1四半期 平成19年6月30日現在		前第4四半期 平成19年3月31日現在		増減		前第1四半期 平成18年6月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
(資産の部)								
Ⅰ．流動資産								
1. 現金及び預金	131,610		120,621		10,989		100,449	
2. 受取手形及び売掛金	94,116		94,296		△ 180		82,671	
3. たな卸資産	54,835		49,721		5,114		44,254	
4. 繰延税金資産	5,257		7,067		△ 1,810		5,461	
5. その他	6,528		5,309		1,219		7,327	
6. 貸倒引当金	△ 1,605		△ 1,311		△ 294		△ 1,182	
流動資産合計	290,743	62.0	275,706	61.6	15,037	5.5	238,983	61.0
Ⅱ．固定資産								
1. 有形固定資産								
(1) 建物及び構築物	35,640		33,871		1,769		29,900	
(2) 機械装置及び運搬具	75,772		75,961		△ 189		62,405	
(3) 工具器具備品	12,850		12,311		539		11,284	
(4) 土地	9,343		9,154		189		8,640	
(5) 建設仮勘定	15,056		11,918		3,138		12,488	
有形固定資産合計	148,664	31.7	143,218	32.0	5,446	3.8	124,720	31.8
2. 無形固定資産								
無形固定資産合計	6,702	1.4	6,248	1.4	454	7.3	7,576	1.9
3. 投資その他の資産								
(1) 投資有価証券	15,219		14,575		644		13,117	
(2) 繰延税金資産	2,551		2,723		△ 172		3,154	
(3) その他	5,491		5,493		△ 2		4,729	
(4) 貸倒引当金	△ 323		△ 322		△ 1		△ 310	
投資その他の資産合計	22,938	4.9	22,470	5.0	468	2.1	20,691	5.3
固定資産合計	178,305	38.0	171,937	38.4	6,368	3.7	152,988	39.0
資産合計	469,048	100.0	447,644	100.0	21,404	4.8	391,972	100.0

(単位：百万円未満切捨)

科目	当第1四半期 平成19年6月30日現在		前第4四半期 平成19年3月31日現在		増減		前第1四半期 平成18年6月30日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
(負債の部)								
I. 流動負債								
1. 支払手形及び買掛金	29,629		28,779		850		29,173	
2. コマーシャル・ペーパー	7,991		—		7,991		30,000	
3. 未払法人税等	4,340		12,821		△ 8,481		7,230	
4. 未払費用	15,968		17,279		△ 1,311		17,620	
5. 賞与引当金	2,282		4,327		△ 2,045		2,325	
6. その他	18,108		14,973		3,135		14,793	
流動負債合計	78,320	16.7	78,181	17.5	139	0.2	101,143	25.8
II. 固定負債								
1. 特別修繕引当金	977		890		87		817	
2. その他	1,800		1,427		373		1,276	
固定負債合計	2,778	0.6	2,317	0.5	461	19.9	2,093	0.5
負債合計	81,098	17.3	80,499	18.0	599	0.7	103,237	26.3
(純資産の部)								
I. 株主資本								
1. 資本金	6,264		6,264		—		6,264	
2. 資本剰余金	15,898		15,898		—		15,898	
3. 利益剰余金	324,177		322,513		1,664		274,708	
4. 自己株式	△ 12,064		△ 12,753		689		△ 15,954	
5. 自己株式申込証拠金	5		1		4		3	
株主資本合計	334,281	71.3	331,924	74.2	2,357	0.7	280,920	71.7
II. 評価・換算差額等								
1. その他有価証券評価差額金	63		△ 85		148		△ 30	
2. 為替換算調整勘定	51,342		33,263		18,079		6,966	
評価・換算差額等合計	51,405	10.9	33,177	7.4	18,228	54.9	6,935	1.8
III. 新株予約権	346	0.1	167	0.0	179	107.2	—	—
IV. 少数株主持分	1,916	0.4	1,876	0.4	40	2.1	878	0.2
純資産合計	387,950	82.7	367,145	82.0	20,805	5.7	288,734	73.7
負債及び純資産合計	469,048	100.0	447,644	100.0	21,404	4.8	391,972	100.0

(注)

	当第1四半期	前第4四半期	前第1四半期
1. 有形固定資産の減価償却累計額	237,877 百万円	223,095 百万円	187,926 百万円
2. 保証債務	2,672 百万円	2,774 百万円	2,424 百万円
3. 自己株式数	3,261,279 株	3,447,681 株	4,313,419 株

(2) 四半期連結損益計算書

(単位：百万円未満切捨)

科目	当第1四半期 自 平成19年4月1日 至 平成19年6月30日		前第1四半期 自 平成18年4月1日 至 平成18年6月30日		増減		前第4四半期 自 平成19年1月1日 至 平成19年3月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
Ⅰ. 売上高	97,779	100.0	92,618	100.0	5,161	5.6	99,467	100.0
Ⅱ. 売上原価	52,120	53.3	45,539	49.2	6,581	14.5	51,038	51.3
売上総利益	45,658	46.7	47,079	50.8	△ 1,421	△ 3.0	48,428	48.7
Ⅲ. 販売費及び一般管理費	23,018	23.5	19,838	21.4	3,180	16.0	23,798	23.9
営業利益	22,640	23.2	27,240	29.4	△ 4,600	△ 16.9	24,631	24.8
Ⅳ. 営業外収益	2,435	2.4	638	0.7	1,797	281.7	2,939	3.0
1. 受取利息	1,030		442		588		1,114	
2. 為替差益	−		−		−		734	
3. 持分法による投資利益	599		−		599		586	
4. その他	805		195		610		503	
Ⅴ. 営業外費用	1,099	1.1	2,739	3.0	△ 1,640	△ 59.9	648	0.7
1. 支払利息	10		34		△ 24		44	
2. 売上割引	234		191		43		238	
3. 為替差損	440		1,668		△ 1,228		−	
4. 持分法による投資損失	−		545		△ 545		−	
5. その他	415		300		115		365	
経常利益	23,976	24.5	25,139	27.1	△ 1,163	△ 4.6	26,922	27.1
Ⅵ. 特別利益	121	0.1	121	0.1	0	0.0	65	0.1
1. 固定資産売却益	22		66		△ 44		5	
2. その他	98		55		43		60	
Ⅶ. 特別損失	1,089	1.1	439	0.5	650	148.1	2,115	2.2
1. 固定資産処分損	66		119		△ 53		491	
2. 退職加算金	62		94		△ 32		837	
3. 減損損失	22		14		8		1	
4. 環境整備費	5		11		△ 6		17	
5. その他	932		200		732		769	
税金等調整前四半期純利益	23,008	23.5	24,821	26.8	△ 1,813	△ 7.3	24,872	25.0
法人税、住民税及び事業税	3,956	4.0	2,332	2.5	1,624	69.6	7,963	8.0
法人税等調整額	1,932	2.0	955	1.0	977	102.3	△ 2,188	△ 2.2
少数株主利益	21	0.0	33	0.0	△ 12	△ 36.4	67	0.1
四半期純利益	17,097	17.5	21,499	23.2	△ 4,402	△ 20.5	19,028	19.1
1株当たり四半期純利益	39.61円		49.92円		△ 10.31円		44.11円	
潜在株式調整後 1株当たり四半期純利益	39.51円		49.71円		△ 10.20円		43.97円	

(注)

1. 在外連結子会社の経営成績の換算に関する事項

(1) 当第1四半期の売上高・損益を、前第1四半期為替レートで換算した場合の金額とその差額

科目	当第1四半期レート換算	前第1四半期レート換算	差額
売上高	97,779 百万円	94,640 百万円	3,139 百万円
営業利益	22,640 百万円	20,690 百万円	1,950 百万円
経常利益	23,976 百万円	21,553 百万円	2,423 百万円
四半期純利益	17,097 百万円	14,957 百万円	2,140 百万円

(2) 主要通貨の当四半期換算レートと前年同期比変動率

主要通貨		当第1四半期為替レート	前第1四半期為替レート	変動率	前第4四半期為替レート
USドル	US$	121.58 円	113.97 円	-6.7% (円安)	119.41 円
ユーロ	EURO	163.99 円	144.55 円	-13.4% (円安)	157.26 円
タイ・バーツ	BAHT	3.77 円	3.00 円	-25.7% (円安)	3.58 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　(変動率が-の場合は円安)

2. 重要な後発事象

当社は、平成19年7月2日の代表執行役による決定をもって、7月3日よりペンタックス株式会社に対する公開買付けを開始しました。詳細は20ページをご参照下さい。

（3）四半期連結株主資本等変動計算書

当第１四半期（自　平成19年4月1日　至　平成19年6月30日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成19年3月31日残高	6,264	15,898	322,513	△ 12,753	1	331,924
当四半期中の変動額						
剰余金の配当			△ 15,104			△ 15,104
四半期純利益			17,097			17,097
自己株式の取得				△ 3		△ 3
自己株式の処分			△ 328	692		364
その他					3	3
株主資本以外の項目の当四半期中の変動額（純額）						
当四半期中の変動額合計	−	−	1,664	689	3	2,357
平成19年6月30日残高	6,264	15,898	324,177	△ 12,064	5	334,281

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日残高	△ 85	33,263	33,177	167	1,876	367,145
当四半期中の変動額						
剰余金の配当						△ 15,104
四半期純利益						17,097
自己株式の取得						△ 3
自己株式の処分						364
その他						3
株主資本以外の項目の当四半期中の変動額（純額）	149	18,078	18,228	179	40	18,447
当四半期中の変動額合計	149	18,078	18,228	179	40	20,805
平成19年6月30日残高	63	51,342	51,405	346	1,916	387,950

（注）

1．発行済株式数に関する事項

株式の種類	前第4四半期末	当四半期中の増加	当四半期中の減少	当第1四半期末
普通株式	435,017,020	−	−	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	前第4四半期末	当四半期中の増加	当四半期中の減少	当第1四半期末
普通株式	3,447,681	798	187,200	3,261,279

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　798 株

ストックオプション行使による減少　187,200 株

前第1四半期（自　平成18年4月1日　至　平成18年6月30日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年3月31日残高	6,264	15,898	266,345	△ 16,279	－	272,228
当四半期中の変動額						
剰余金の配当			△ 12,918			△ 12,918
取締役賞与金			△ 64			△ 64
四半期純利益			21,499			21,499
自己株式処分差損			△ 153			△ 153
自己株式の取得				△ 3		△ 3
自己株式の処分				328		328
その他					3	3
株主資本以外の項目の当四半期中の変動額（純額）						
当四半期中の変動額合計	－	－	8,363	325	3	8,692
平成18年6月30日残高	6,264	15,898	274,708	△ 15,954	3	280,920

	評価・換算差額等			少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年3月31日残高	110	7,142	7,252	919	280,399
当四半期中の変動額					
剰余金の配当					△ 12,918
取締役賞与金					△ 64
四半期純利益					21,499
自己株式処分差損					△ 153
自己株式の取得					△ 3
自己株式の処分					328
その他					3
株主資本以外の項目の当四半期中の変動額（純額）	△ 140	△ 175	△ 316	△ 41	△ 357
当四半期中の変動額合計	△ 140	△ 175	△ 316	△ 41	8,335
平成18年6月30日残高	△ 30	6,966	6,935	878	288,734

(4) 四半期連結キャッシュ・フロー計算書

(単位：百万円未満切捨)

項目 ＼ 期別	当第1四半期 自平成19年4月1日 至平成19年6月30日 金額	前第1四半期 自平成18年4月1日 至平成18年6月30日 金額	増減 金額	前第4四半期 自平成19年1月1日 至平成19年3月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	23,008	24,821	△ 1,813	24,872
減価償却費	9,985	7,553	2,432	10,744
減損損失	22	14	8	1
貸倒引当金の増加額又は減少額（△）	225	△ 326	551	103
賞与引当金の増加額又は減少額（△）	△ 2,099	△ 1,885	△ 214	2,105
特別修繕引当金の増加額	81	197	△ 116	111
受取利息及び受取配当金	△ 1,050	△ 448	△ 602	△ 1,104
支払利息	10	34	△ 24	44
為替差損	2,195	72	2,123	900
持分法による投資損失又は投資利益（△）	△ 599	545	△ 1,144	△ 586
固定資産売却益	△ 22	△ 66	44	△ 5
固定資産処分損	66	119	△ 53	490
投資有価証券評価損	871	−	871	−
取締役賞与の支払額	−	△ 64	64	−
その他	1,966	84	1,882	△ 2,394
売上債権の減少額又は増加額（△）	1,570	△ 3,875	5,445	△ 701
たな卸資産の減少額又は増加額（△）	△ 2,899	△ 3,129	230	△ 897
その他流動資産の減少額又は増加額（△）	△ 1,695	△ 1,455	△ 240	1,399
仕入債務の増加額又は減少額（△）	30	803	△ 773	△ 96
未払消費税等の増加額又は減少額（△）	939	420	519	△ 453
その他流動負債の増加額又は減少額（△）	787	728	59	△ 1,882
小計	33,395	24,143	9,252	32,650
利息及び配当金の受取額	972	409	563	910
利息の支払額	△ 10	△ 23	13	△ 10
法人税等の支払額	△ 12,541	△ 10,463	△ 2,078	△ 3,790
営業活動によるキャッシュ・フロー	21,815	14,065	7,750	29,759
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 10,212	△ 13,509	3,297	△ 11,816
有形固定資産の売却による収入	135	153	△ 18	16
投資有価証券の取得による支出	△ 0	△ 1,028	1,028	△ 203
投資有価証券の売却による収入	−	30	△ 30	−
連結範囲の変更に伴う子会社株式の取得	△ 364	−	△ 364	−
貸付による支出	△ 0	△ 0	△ 0	△ 500
貸付金の回収による収入	8	29	△ 21	8
その他投資に関する支出	△ 554	△ 872	318	△ 897
その他投資に関する収入	97	373	△ 276	104
投資活動によるキャッシュ・フロー	△ 10,891	△ 14,825	3,934	△ 13,287
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	7,991	30,000	△ 22,009	△ 5,997
自己株式の取得による支出	△ 3	△ 3	0	△ 3
自己株式の売却による収入	368	178	190	635
親会社による配当金の支払額	△ 14,336	△ 12,920	△ 1,416	42
財務活動によるキャッシュ・フロー	△ 5,980	17,255	△ 23,235	△ 5,323
Ⅳ 現金及び現金同等物に係る換算差額	6,045	379	5,666	3,725
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	10,988	16,875	△ 5,887	14,873
Ⅵ 現金及び現金同等物期首残高	120,621	83,574	37,047	105,748
Ⅶ 現金及び現金同等物期末残高	131,610	100,449	31,161	120,621

(注)
1. 連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。
2. 現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額は、次のとおりです。

	当第1四半期	前第1四半期	前第4四半期
現金及び預金勘定	131,610	100,449	120,621
現金及び現金同等物	131,610	100,449	120,621

（5）四半期連結財務諸表に関する注記事項

［有価証券及びデリバティブ取引に係る注記］

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第1四半期 平成19年6月30日現在			前第4四半期 平成19年3月31日現在			前第1四半期 平成18年6月30日現在		
その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,694	1,795	101	1,692	1,541	△ 150	1,692	1,640	△ 52
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	1,694	1,795	101	1,692	1,541	△ 150	1,692	1,640	△ 52

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第1四半期 平成19年6月30日現在	前第4四半期 平成19年3月31日現在	前第1四半期 平成18年6月30日現在
(1)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	12,977	11,678	10,412
計	12,977	11,678	10,412
(2)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	186	1,099	791
②その他	259	256	273
計	445	1,355	1,064

3．デリバティブ取引の契約額、時価及び評価損益等

(1)　取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。

イ　ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ　ヘッジ手段とヘッジ対象

ヘッジ手段…　為替予約

ヘッジ対象…　外貨建借入金、外貨建貸付金

(2)　取引の時価等に関する事項

通貨関連

種類	契約額等（百万円）	契約額等のうち1年超（百万円）	時価（百万円）	評価損益（百万円）
為替予約取引				
売建				
米ドル	895	895	883	△ 11
買建				
ユーロ	895	895	896	1

（注）1. 時価の算定方法：　先物為替相場を使用しております。

2.「外貨建取引等会計基準」により、外貨建金銭債権債務に振り当てたデリバティブ取引については、開示の対象から除いております。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

	当第１四半期 平成19年 6月30日現在	前第４四半期 平成19年 3月31日現在	前第１四半期 平成18年 6月30日現在
(1) 流動の部			
繰延税金資産			
たな卸資産未実現利益	2,671	2,647	1,719
賞与引当金否認額	798	1,655	834
たな卸資産評価損否認額	111	78	－
未払事業税否認額	80	922	171
環境整備費否認額	－	－	1,459
工場閉鎖損失	－	－	404
その他	1,595	1,763	872
繰延税金資産　合計	5,257	7,067	5,461
繰延税金負債	△ 20	－	－
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,434	1,576	1,866
減損損失否認額	653	622	606
固定資産処分損否認額	518	518	－
貸倒引当金損金算入限度超過額	110	110	118
その他	734	600	1,399
繰延税金資産　合計	3,451	3,429	3,990
繰延税金負債			
固定資産圧縮積立金	△ 304	△ 307	△ 398
特別償却準備金	△ 235	△ 232	△ 250
その他有価証券評価差額金	△ 42	－	△ 21
その他	△ 316	△ 165	△ 165
繰延税金負債　合計	△ 900	△ 705	△ 836
繰延税金資産の純額	2,551	2,723	3,154

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第１四半期 自平成19年4月1日 至平成19年6月30日	前第１四半期 自平成18年4月1日 至平成18年6月30日	前第4四半期 自平成19年1月1日 至平成19年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 16.3	△ 19.3	△ 16.0
交際費等永久に損金に算入されない項目	0.4	0.3	0.2
住民税均等割等	0.0	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 6.6	△ 6.3	－
受取配当金等連結消去に伴う影響額	6.6	6.3	－
持分法による投資損益	△ 1.1	0.9	△ 1.0
過年度法人税等戻入額	－	△ 5.7	－
試験研究費等の特別税額控除	△ 0.3	△ 0.4	△ 2.0
その他	2.5	△ 3.1	1.5
税効果会計適用後の法人税等の負担率	25.6	13.2	23.2

[退職給付に係る注記]　（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳

	当第1四半期 自平成19年4月1日 至平成19年6月30日	前第1四半期 自平成18年4月1日 至平成18年6月30日	前第4四半期 自平成19年1月1日 至平成19年3月31日
退職加算金	62	94	837
退職給付費用	62	94	837

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]　（単位：百万円未満切捨）

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

○ クリスタル部門における東京スタジオ（昭島工場内）

場　所　：東京都昭島市
用　途　：クリスタル製造設備等
種　類　：機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第1四半期 自平成19年4月1日 至平成19年6月30日	前第1四半期 自平成18年4月1日 至平成18年6月30日	前第4四半期 自平成19年1月1日 至平成19年3月31日
機械装置他	22	14	1
計	22	14	1

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

[1株当たり情報]

科目	当第1四半期 自 平成19年4月 1日 至 平成19年6月30日	前第1四半期 自 平成18年4月 1日 至 平成18年6月30日	当第4四半期 自 平成19年1月 1日 至 平成19年3月31日
1株当たり純資産額	893.29 円	668.33 円	845.98 円
1株当たり四半期純利益金額	39.61 円	49.92 円	44.11 円
潜在株式調整後 1株当たり四半期純利益金額	39.51 円	49.71 円	43.97 円

(注)

1株当たり純資産額、1株当たり四半期純利益金額及び潜在株式調整後1株当たり四半期純利益金額の算定上の基礎は、以下のとおりであります。

科目	当第1四半期 自 平成19年4月 1日 至 平成19年6月30日	前第1四半期 自 平成18年4月 1日 至 平成18年6月30日	当第4四半期 自 平成19年1月 1日 至 平成19年3月31日
1株当たり純資産額			
連結貸借対照表上の純資産額(百万円)	387,950	288,734	367,145
普通株主に帰属しない金額(百万円)	2,268	881	2,044
(うち少数株主持分)	1,916	878	1,876
(うち自己株式申込証拠金)	5	3	1
(うち新株予約権)	346	—	167
普通株式に係る純資産額(百万円)	385,681	287,852	365,100
自己株式を除いた期末発行済株式数(株)	431,755,741	430,703,601	431,569,339
1株当たり四半期純利益金額			
四半期純利益(百万円)	17,097	21,499	19,028
普通株主に帰属しない金額(百万円)	—	—	—
普通株式に係る四半期純利益(百万円)	17,097	21,499	19,028
期中平均株式数(株)	431,670,794	430,673,981	431,413,106
潜在株式調整後1株当たり四半期純利益金額			
四半期純利益(百万円)	17,097	21,499	19,028
普通株主に帰属しない金額(百万円)	—	—	—
普通株式に係る四半期純利益(百万円)	17,097	21,499	19,028
普通株式増加数(株)	1,087,345	1,805,026	1,313,160
(うち新株予約権)(株)	(1,087,345)	(1,805,026)	(1,313,160)
期中平均株式数(株)	432,758,139	432,479,007	432,726,266

［重要な後発事象］

「ペンタックス株式会社株式に対する公開買付けの開始に関するお知らせ」

当社は、平成19年5月31日の取締役会において、ペンタックス株式会社（以下「ペンタックス」といいます。）の株式を公開買付けにより取得することを決議し、平成19年7月2日の代表執行役の決定により、7月3日より公開買付けを開始しました。

本公開買付けにより当社がペンタックスの全ての株式を取得できなかった場合には、適切な方法で本公開買付けの後にペンタックスを完全子会社化することを予定しております。

なお、平成19年6月15日に、両社合意のうえ、公開買付けの方法の一部変更を決議しております。

1. 公開買付けの目的

当社とペンタックスは、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、両社の得意な光学・精密加工技術によって、魅力ある製品を開発し、より広い範囲の顧客に対して提供を行うことにより、企業価値の創出を図ってまいります。

経営統合後は、事業ポートフォリオの最適化を図り、競争力のさらなる強化を実現することを目指してまいります。

2. 公開買付けの方法

(1) 買付け価格

①普通株式　：　1株につき金770円
②ペンタックス転換社債　：　1個（各社債の額面金額100万円）につき金1,433,056円
③ペンタックス第1回新株予約権　：　1個につき金1円

(2) 買付け予定株数の上限　　なし

(3) 買付け予定株数の下限　　67,740,000株

(4) 買付けの期間　　平成19年7月3日（火曜日）から
平成19年8月6日（月曜日）まで

なお、公開買付開始公告の内容が掲載される電子公告アドレスは次のとおりです。

https://info.edinet.go.jp/EdiHtml/main/htm

（6）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別	当第１四半期：自 平成19年4月１日 至 平成19年6月30日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
科目＼セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	51,549	2,210	32,455	11,223	340	97,779	—	97,779
(2)セグメント間の内部売上高又は振替高	59	50	0	—	680	791	(791)	—
計	51,609	2,261	32,455	11,223	1,020	98,570	(791)	97,779
営業費用	35,635	2,078	27,178	8,785	1,068	74,746	392	75,138
営業利益又は営業損失（△）	15,973	183	5,276	2,437	△ 47	23,823	(1,183)	22,640
営業利益率（%）	31.0%	8.1%	16.3%	21.7%	-4.6%	24.2%	—	23.2%
2．資産、減価償却費及び資本的支出等								
資産	246,256	7,544	130,255	21,117	2,495	407,669	61,379	469,048
減価償却費	7,522	27	2,041	333	10	9,934	51	9,985
減損損失	—	—	—	—	22	22	—	22
資本的支出	7,356	39	2,746	186	41	10,371	5	10,376
研究開発費	2,414	267	558	389	4	3,634	—	3,634
従業員数（名）	18,987	199	7,706	947	213	28,052	70	28,122

期別	前第１四半期：自 平成18年4月1日 至 平成18年6月30日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
科目＼セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	52,239	2,402	27,926	9,733	317	92,618	—	92,618
(2)セグメント間の内部売上高又は振替高	116	46	0	—	727	890	(890)	—
計	52,355	2,449	27,926	9,733	1,044	93,508	(890)	92,618
営業費用	32,162	2,248	22,756	7,616	983	65,768	(390)	65,377
営業利益	20,192	200	5,169	2,116	61	27,740	(499)	27,240
営業利益率（%）	38.6%	8.2%	18.5%	21.7%	5.9%	29.7%	—	29.4%
2．資産、減価償却費及び資本的支出等								
資産	221,916	7,649	105,543	18,202	2,669	355,980	35,991	391,972
減価償却費	5,578	27	1,651	270	10	7,538	14	7,553
減損損失	—	—	—	—	14	14	—	14
資本的支出	9,801	59	2,436	490	5	12,793	2	12,795
研究開発費	2,479	250	473	294	29	3,527	—	3,527
従業員数（名）	18,400	199	7,279	782	227	26,887	57	26,944

＜参考＞ 前年同期との増減比較は、次のとおりです：

	増減							
	情報・通信		アイケア		その他	計	消去又は全社	連結
科目＼セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
売上高 増減額								
(1)外部顧客に対する売上高増減額	△ 690	△ 192	4,529	1,490	23	5,161	—	5,161
外部売上高の増減率（%）	-1.3%	-8.0%	16.2%	15.3%	7.3%	5.6%	—	5.6%
(2)セグメント間売上高又は振替高増減額	△ 57	4	0	—	△ 47	△ 99	99	—
計	△ 746	△ 188	4,529	1,490	△ 24	5,062	99	5,161
営業費用増減額	3,473	△ 170	4,422	1,169	85	8,978	782	9,761
営業損益額増減額	△ 4,219	△ 17	107	321	△ 108	△ 3,917	△ 684	△ 4,600
営業損益の増減率（%）	-20.9%	-8.5%	2.1%	15.2%	—	-14.1%	—	-16.9%
営業利益率の増減（ポイント）	△ 7.6	△ 0.1	△ 2.2	0.0	△ 10.5	△ 5.5	—	△ 6.2
資産 増減額	24,340	△ 105	24,712	2,915	△ 174	51,689	25,388	77,076
減価償却費 増減額	1,944	0	390	63	0	2,396	37	2,432
減損損失 増減額	—	—	—	—	8	8	—	8
資本的支出 増減額	△ 2,445	△ 20	310	△ 304	36	△ 2,422	3	△ 2,419
研究開発費 増減額	△ 65	17	85	95	△ 25	107	—	107
従業員数（名） 増減数	587	0	427	165	△ 14	1,165	13	1,178

(注)

1．当第1四半期の事業区分の方法及び各区分に属する主要製品及び役務の名称

分　野	事　業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品；情報ｼｽﾃﾑの構築、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第1四半期　1,228百万円、　前第1四半期　471百万円
であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第1四半期　81,074百万円、　前第1四半期　20,708百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目＼期別・セグメント	当第1四半期：自 平成19年4月1日 至 平成19年6月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	64,515	10,332	14,779	8,150	97,779	－	97,779
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	7,060	52	137	38,227	45,478	(45,478)	－
計	71,576	10,385	14,917	46,377	143,257	(45,478)	97,779
営業費用	62,385	9,623	13,127	37,218	122,355	(47,216)	75,138
営業利益	9,190	761	1,790	9,159	20,902	1,738	22,640
営業利益率 (%)	12.8%	7.3%	12.0%	19.7%	14.6%	－	23.2%
2．資産	161,276	20,592	48,458	228,337	458,663	10,385	469,048

科目＼期別・セグメント	前第1四半期：自 平成18年4月1日 至 平成18年6月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	64,743	9,098	11,181	7,594	92,618	－	92,618
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	6,576	78	277	37,332	44,264	(44,264)	－
計	71,320	9,177	11,458	44,927	136,883	(44,264)	92,618
営業費用	61,476	8,750	9,740	30,799	110,767	(45,390)	65,377
営業利益	9,843	426	1,717	14,127	26,115	1,125	27,240
営業利益率 (%)	13.8%	4.6%	15.0%	31.4%	19.1%	－	29.4%
2．資産	165,789	18,771	89,842	165,758	440,161	(48,188)	391,972

＜参考＞　前年同期との増減比較は、次のとおりです：

科目＼セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高増減額							
(1)外部顧客に対する売上高増減額	△ 228	1,234	3,598	556	5,161	－	5,161
外部売上高増減率 (%)	-0.4%	13.6%	32.2%	7.3%	5.6%	－	5.6%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	484	△ 26	△ 140	895	1,214	△ 1,214	－
計	256	1,208	3,459	1,450	6,374	△ 1,214	5,161
営業費用増減額	909	873	3,387	6,419	11,588	△ 1,826	9,761
営業利益額増減額	△ 653	335	73	△ 4,968	△ 5,213	613	△ 4,600
営業利益額増減率 (%)	-6.6%	78.6%	4.3%	-35.2%	-20.0%	－	-16.9%
資産増減額	△ 4,513	1,821	△ 41,384	62,579	18,502	58,573	77,076

(注) 1. 国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法・・・・・地理的近接度によっており、当社グループ事業所の所在地別の区分であります。

(2)各区分に属する主な国又は地域・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、中国、韓国、台湾等（オーストラリアを含む）

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第1四半期　1,200 百万円、　前第1四半期　389 百万円
であり、その主なものは、本社部門に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第1四半期　68,295 百万円、　前第1四半期　19,223 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

期別 / 科目 \ セグメント	当第1四半期 自 平成19年4月1日 至 平成19年6月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	10,822	15,448	27,393	179	53,843
連結売上高					97,779
連結売上高に占める海外売上高の割合（%）	11.1%	15.8%	28.0%	0.2%	55.1%
海外売上高における地域別の割合（%）	20.1%	28.7%	50.9%	0.3%	100.0%

期別 / 科目 \ セグメント	前第1四半期 自 平成18年4月1日 至 平成18年6月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	11,488	11,718	25,858	5	49,071
連結売上高					92,618
連結売上高に占める海外売上高の割合（%）	12.4%	12.7%	27.9%	0.0%	53.0%
海外売上高における地域別の割合（%）	23.4%	23.9%	52.7%	0.0%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 \ セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	△ 666	3,730	1,535	174	4,772
連結売上高増減額					5,161
海外売上高増減率　（%）	−5.8%	31.8%	5.9%	−	9.7%

（注）1. 海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

2. 国又は地域の区分の方法及び各区分に属する主な国又は地域
(1)国又は地域の区分の方法・・・・・・・地理的近接度によっており、顧客の所在地別の区分であります。
(2)各区分に属する主な国又は地域・・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、韓国、台湾等（オーストラリアを含む）
その他の地域：サウジアラビア、ブラジル等

（7）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当第1四半期 自 平成19年4月1日 至 平成19年6月30日		前第1四半期 自 平成18年4月1日 至 平成18年6月30日		増減		前第4四半期 自 平成19年1月1日 至 平成19年3月31日	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
国内	23,195	45.0	23,654	45.3	△ 459	△ 1.9	24,805	46.4
海外	28,353	55.0	28,585	54.7	△ 232	△ 0.8	28,604	53.6
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	51,549	52.7	52,239	56.4	△ 690	△ 1.3	53,410	53.7
国内	964	43.6	1,416	59.0	△ 452	△ 31.9	1,333	60.0
海外	1,246	56.4	986	41.0	260	26.4	888	40.0
ホトニクス	2,210	2.3	2,402	2.6	△ 192	△ 8.0	2,221	2.2
国内	24,160	44.9	25,070	45.9	△ 910	△ 3.6	26,139	47.0
海外	29,599	55.1	29,571	54.1	28	0.1	29,492	53.0
情報・通信	53,760	55.0	54,641	59.0	△ 881	△ 1.6	55,631	55.9
国内	8,622	26.6	8,885	31.8	△ 263	△ 3.0	8,807	26.6
海外	23,832	73.4	19,040	68.2	4,792	25.2	24,284	73.4
ビジョンケア	32,455	33.2	27,926	30.2	4,529	16.2	33,091	33.3
国内	10,811	96.3	9,310	95.7	1,501	16.1	10,010	95.4
海外	411	3.7	422	4.3	△ 11	△ 2.6	487	4.6
ヘルスケア	11,223	11.5	9,733	10.5	1,490	15.3	10,498	10.6
国内	19,434	44.5	18,195	48.3	1,239	6.8	18,818	43.2
海外	24,244	55.5	19,463	51.7	4,781	24.6	24,772	56.8
アイケア	43,678	44.7	37,659	40.7	6,019	16.0	43,590	43.9
国内	340	100.0	280	88.6	60	21.4	242	98.4
海外	0	0.0	36	11.4	△ 36	△ 100.0	4	1.6
その他	340	0.3	317	0.3	23	7.3	246	0.2
国内	43,935	44.9	43,547	47.0	388	0.9	45,199	45.4
海外	53,843	55.1	49,071	53.0	4,772	9.7	54,268	54.6
合計	97,779	100.0	92,618	100.0	5,161	5.6	99,467	100.0

平成 19 年8月7日

各　位

会社名　　HOYA 株式会社
代表者名　代表執行役最高経営責任者　鈴木　洋
　　　　　(コード 7741　東証一部)
問合せ先　IR・広報グループマネジャー
　　　　　伊藤　直司
電話　　　03－3952－1160

ペンタックス株式会社株式に対する公開買付けの結果及び子会社の異動に関するお知らせ

HOYA 株式会社(以下「当社」又は「公開買付者」といいます。)は、平成 19 年7月2日の代表執行役決定により、ペンタックス株式会社(コード番号 7750　東証第一部、以下「対象者」といいます。)の普通株式、平成 15 年 10 月 14 日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債(以下「ペンタックス新株予約権付社債」といいます。)及び平成 17 年5月 23 日開催の対象者取締役会の決議及び同年6月 24 日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第1回新株予約権(以下「ペンタックス新株予約権」といいます。)に対する公開買付け(以下「本公開買付け」といいます。)を7月３日から実施してまいりましたが、本公開買付けが8月６日をもって終了いたしましたので、その結果について下記のとおりお知らせいたします。

また、本公開買付けの結果、対象者は当社の連結子会社となる予定ですので、併せてお知らせいたします。

記

Ⅰ. 公開買付けの結果について

1. 買付け等の概要

(1) 対象者の名称
ペンタックス株式会社

(2) 買付予定の株券等の数

株式に換算した買付予定数	株式に換算した超過予定数	株式に換算した買付予定数及び超過予定数の合計
67,740,000(株)	—(株)	—(株)

(注１) 株式に換算した買付予定数（買付予定数）の 67,740,000 株は、対象者の平成 19 年３月 31 日現在の発行済株式総数（127,925,007 株）から対象者の保有する自己株式 138,164 株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数 7,684,530 株を加えた数（135,471,373 株）の約 50.00%に相当します。応募株券等の総数が買付予定数（67,740,000 株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000 株）以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

(注２) 公開買付期間の末日までに、ペンタックス新株予約権付社債に付された新株予約権が行使される可能性がありますが、当該行使により発行又は移転される対象者の普通株式も本公開買

付けの対象とします。

（注３）単元未満株式についても、本公開買付けの対象としております。但し、応募に際しては株券を提出する必要があります（株券が公開買付代理人を通じて株式会社証券保管振替機構により保管されている場合は、株券の提出は必要ありません。）。

（注４）対象者が保有する自己株式については、本公開買付けを通じて取得する予定はありません。

(3) 買付け等の期間

平成19年7月3日(火曜日)から平成19年8月6日(月曜日)まで(24営業日)

(4) 買付け等の価格

普通株式	普通株式1株につき　金770円
新株予約権付社債	ペンタックス新株予約権付社債1個(各社債の額面金額100万円)につき　金1,433,056円
新株予約権	ペンタックス新株予約権1個につき　金1円

2. 買付け等の結果

(1) 応募の状況

応募株券等の全部の買付けを行います。

株券等種類	株式に換算した応募数	株式に換算した買付数
株券	118,064,117 株	118,064,117 株
新株予約権証券	― 株	― 株
新株予約権付社債券	4,639,750 株	4,639,750 株
株券等預託証券（　）	― 株	― 株
合計	122,703,867 株	122,703,867 株

（注）ペンタックス新株予約権付社債については、応募のあったペンタックス新株予約権付社債 2,493 個をその発行要項に基づき平成19年8月6日現在有効な転換価額を用いて株式に換算いたしました。

(2) 買付け等を行った後における株券等所有割合

買付け等前における公開買付者の所有株券等に係る議決権の数	1 個	(買付け等前における株券等所有割合 0.00%)
買付け等後における公開買付者の所有株券等に係る議決権の数	122,704 個	(買付け等後における株券等所有割合 90.58%)
買付け等前における特別関係者の所有株券等に係る議決権の数	―	(買付け等前における株券等所有割合 0.00%)
買付け等後における特別関係者の所有株券等に係る議決権の数	―	(買付け等後における株券等所有割合 0.00%)
対象者の総株主の議決権の数	127,368 個	

（注1）「買付け等後における公開買付者の所有株券等に係る議決権の数」中、ペンタックス新株予約権付社債については、応募のあったペンタックス新株予約権付社債 2,493 個をその発行要項に基づき平成19年8月6日現在有効な転換価額を用いて株式に換算したうえで議決権の数を算出いたしました。

（注2）「対象者の総株主の議決権の数」は、対象者の平成19年3月期(第77期)有価証券報告書(平成19年6月28日提出)記載の平成19年3月31日現在の総株主の議決権の数です。但し、「買付け等後における株券等所有割合」の計算においては、同有価証券報告書記載の単元未満株式のうち単元未満自己株式を除いた 418,843 株に係る議決権の数 418 個、ペンタックス新株予約権付社債 4,136 百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数 7,684,530 株に係る議決権の数 7,684 個を加算した 135,470 個を「対象者の総株主の議決権の数」として計算しています。なお、本公開買付けが成立したことにより、ペンタックス新株予約権 200,000,000 個は、平成19年6月15日開催の対象者取締役会の決議に基づき、平成19年8月7日に対象者により全てが無償で取得され、消却されたため、上記計算に際してはペンタックス新株予約

権 200,000,000 個の行使により発行又は移転される普通株式に係る議決権の数は加算しておりません。

（注3）「買付け等前における株券等所有割合」及び「買付け等後における株券等所有割合」については、小数点以下第3位を四捨五入しています。

(3) あん分比例方式により買付け等を行う場合の計算

該当事項はありません。

(4) 買付け等に要する資金

94,482 百万円

(5) 決済の方法

① 買付け等の決済をする証券会社・銀行等の名称及び本店の所在地

三菱UFJ証券株式会社　　東京都千代田区丸の内二丁目4番1号

② 決済の開始日

平成 19 年8月 14 日（火曜日）

③ 決済の方法

公開買付期間終了後遅滞なく、公開買付けによる買付け等に関する通知書を応募株主等(外国人株主等の場合はその常任代理人)の住所宛に郵送します。買付けは、現金にて行います。買い付けられた株券等に係る売却代金は、応募株主等(外国人株主等の場合はその常任代理人)の指示により、決済の開始日以後遅滞なく、公開買付代理人から応募株主等(外国人株主等の場合はその常任代理人)の指定した場所へ送金します。

3．本公開買付けによる業績への影響の見通し

本公開買付けによる当社の連結業績及び単体業績への影響については、精査しており、確定後、速やかに発表いたします。

参考として、公開買付者は、平成 19 年7月 20 日に、対象者の業績を反映していない平成 20 年3月期中間期の連結業績予想を次のように公表しております。

(参考)HOYA 株式会社の平成 19 年7月 20 日公表分

（%表示は対前年中間期増減率）

	売上高		営業利益		経常利益		中間純利益		1株当たり中間純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円
20年3月期中間期予想	198,800	3.7	49,000	△11.5	51,500	1.3	37,400	△15.8	86.64

一方、対象者は、平成 19 年7月 27 日に、公開買付者の業績を反映していない平成 20 年3月期中間期及び通期の連結業績予想を次のように公表しております。

(参考)ペンタックス株式会社の平成 19 年7月 27 日公表分

（%表示は、通期は対前期、中間期は対前年中間期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円
20年3月期中間期予想	81,800	9.6	1,900	22.2	2,100	99.1	1,400	28.6	10.64
20年3月期通期予想	170,000	8.0	7,000	23.8	5,700	12.5	3,800	6.4	28.87

4．本公開買付け後の方針等

公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と、将来に向けた新たな成長の加速を図

るためには、対象者を完全子会社化することにより、両社の経営の完全統合を行う必要があると考えております。そして、本公開買付けにより公開買付者が対象者の全ての株式を取得できなかったことから、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に対象者を完全子会社化することを予定しています。かかる取引に際しては、対象者株式については本買付価格を参考にし、公開買付者株式についてはその市場株価の状況を参考にあわせて様々な分析を総合的に勘案し、公開買付者及び対象者両社の株主の利益を損なわないように配慮しつつ、再度第三者機関に評価を依頼した上で、両社間の合意により対象者株式の株主に交付する対価に関する条件を決定する予定です。

なお、対象者の株式は本公開買付けの結果、流通する株式数の減少に伴い、株式会社東京証券取引所の株券上場廃止基準に従い、所定の手続きを経て上場廃止となる可能性があります。また、上記趣旨にのっとり、本公開買付け後に対象者を完全子会社化する場合にも、同株券上場廃止基準に従い、対象者の株式は上場廃止になる見込みです。

本公開買付け後、両社の経営の完全統合後のあるべき姿を協議・検討する期間、対象者は、独立した法人として対象者の商号及びペンタックスブランドを維持しながら業務運営を行い、主要事業間の相互シナジーを維持・発展させます。対象者の業務の執行は、対象者から選任された執行役員がこれを行い、主要事業は、各事業の事業本部長がその雇用を含む運営及び収益に関し責任を負う予定です。

Ⅱ. 子会社の異動について

本公開買付けの結果、対象者は平成 19 年8月 14 日付で当社の連結子会社となる予定です。

1. 異動する子会社の概要

(1) 商号	ペンタックス株式会社
(2) 代表者	代表取締役兼社長執行役員 谷島信彰
(3) 本店所在地	東京都板橋区前野町二丁目 36 番 9 号
(4) 設立年月日	昭和 13 年 12 月 17 日
(5) 主な事業内容	ライフケア、イメージングシステム、オプティカルコンポーネント各製品の製造及び販売等
(6) 決算期	3月 31 日
(7) 従業員数	1,338 名(平成 19 年3月 31 日現在)
(8) 主な事業所	[益子事業所、インキュベーションセンター]
(9) 資本金	7,571 百万円(平成 19 年3月 31 日現在)
(10) 発行済株式総数	127,925,007 株(平成 19 年3月 31 日現在)

(11) 大株主構成及び所有割合　(平成 19 年3月 31 日現在)

エイチエスビーシー ファンド サービシイズ スパークス アセット マネジメント コーポレイテッド(常任代理人 香港上海銀行東京支店)	11.41%
日本トラスティ・サービス信託銀行株式会社	8.78%
日本マスタートラスト信託銀行株式会社	6.57%
株式会社みずほコーポレート銀行	4.76%
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	3.89%
ゴールドマン・サックス・インターナショナル	3.72%
株式会社りそな銀行	2.41%
朝日生命保険相互会社	2.41%
株式会社足利銀行	2.18%
日本生命保険相互会社	2.15%

2. 最近事業年度における業績の動向

（連結）

決算年月	平成18年3月期	平成19年3月期
売上高	142,211百万円	157,344百万円
売上総利益	49,618百万円	53,426百万円
営業利益	2,985百万円	5,653百万円
経常利益	3,260百万円	5,067百万円
当期純利益	805百万円	3,570百万円
総資産	126,969百万円	147,203百万円
純資産	39,013百万円	43,135百万円

（単体）

決算年月	平成18年3月期	平成19年3月期
売上高	108,312百万円	117,127百万円
売上総利益	23,539百万円	25,011百万円
営業利益	2,001百万円	3,343百万円
経常利益	3,976百万円	3,231百万円
当期純利益	830百万円	1,175百万円
総資産	112,184百万円	124,000百万円
純資産	40,855百万円	41,288百万円
1株当たり配当金	6円0銭	7円0銭

3. 子会社の異動予定日　　平成19年8月14日（火曜日）

以 上

【表紙】

【提出書類】	公開買付報告書
【提出先】	関東財務局長
【提出日】	平成19年8月7日
【報告者の氏名又は名称】	ＨＯＹＡ株式会社
【報告者の住所又は所在地】	東京都新宿区中落合二丁目７番５号
【最寄りの連絡場所】	同上
【電話番号】	03－3952－1160
【事務連絡者氏名】	ＩＲ・広報グループマネジャー　伊藤　直司
【代理人の氏名又は名称】	該当事項はありません。
【代理人の住所又は所在地】	同上
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	ＨＯＹＡ株式会社 （東京都新宿区中落合二丁目７番５号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

（注１）本書中の「公開買付者」とは、ＨＯＹＡ株式会社をいいます。
（注２）本書中の「対象者」とは、ペンタックス株式会社をいいます。
（注３）本書中の記載において計数が四捨五入または切捨てされている場合、合計として記載される数値は計数の総和と必ずしも一致しません。
（注４）本書中の記載において日数または日時の記載がある場合は、特段の記載がない限り、日本国における日数または日時を指すものとします。
（注５）本書中の「法」とは、証券取引法（昭和23年法律第25号。その後の改正を含みます。）をいいます。
（注６）本書中の「令」とは、証券取引法施行令（昭和40年政令第321号。その後の改正を含みます。）をいいます。
（注７）本書中の「府令」とは、発行者以外の者による株券等の公開買付けの開示に関する内閣府令（平成２年大蔵省令第38号。その後の改正を含みます。）をいいます。
（注８）本書の提出にかかる公開買付け（以下「本公開買付け」といいます。）に関する全ての手続は、特段の記載がない限り、全て日本語において行われるものとします。本公開買付けに関する書類の一部が英語により作成され、当該英語の書類と日本語の書類との間に齟齬が存した場合には、日本語の書類が優先するものとします。
（注９）米国1934年証券取引所法（Securities Exchange Act of 1934）13条(e) 項若しくは14条(d) 項及び同法の下で定められた規則は本公開買付けには適用されません。

1【公開買付けの内容】

(1)【対象者名】

ペンタックス株式会社

(2)【買付け等に係る株券等の種類】

① 普通株式

② 平成15年10月14日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債（以下「ペンタックス新株予約権付社債」といいます。）

③ 平成17年５月23日開催の対象者取締役会の決議及び同年６月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第１回新株予約権（以下「ペンタックス新株予約権」といいます。）

(3)【公開買付期間】

平成19年７月３日（火曜日）から平成19年８月６日（月曜日）まで（24営業日）

2【買付け等の結果】

(1)【公開買付けの成否】

応募株券等の総数が株式に換算した買付予定数（67,740,000株）以上となりましたので、公開買付開始公告及び公開買付届出書に記載のとおり、応募株券等の全部の買付けを行います。

(2)【公開買付けの結果の公告日及び公告掲載新聞名】

法第27条の13第１項の規定に基づき、令第９条の４及び府令第30条の２に規定する方法により、平成19年８月７日に株式会社東京証券取引所において、報道機関に公表いたしました。

(3)【買付け等を行った株券等の数】

株券等の種類	株式に換算した応募数	株式に換算した買付数
株券	118,064,117（株）	118,064,117（株）
新株予約権証券	―	―
新株予約権付社債券	4,639,750	4,639,750
株券等預託証券 （　　　　）	―	―
合計	122,703,867	122,703,867
（潜在株券等の数の合計）	―	(4,639,750)

（注） ペンタックス新株予約権付社債については、応募のあったペンタックス新株予約権付社債2,493個をその発行要項に基づき平成19年８月６日現在有効な転換価額を用いて株式に換算いたしました。

(4) 【買付け等を行った後における株券等所有割合】

区分	議決権の数
報告書提出日現在における公開買付者の所有株券等に係る議決権の数（個）(a)	122,704
aのうち潜在株券等に係る議決権の数（個）(b)	4,639
bのうち株券の権利を表示する株券等預託証券に係る議決権の数（個）(c)	―
報告書提出日現在における特別関係者の所有株券等に係る議決権の数（個）(d)	―
dのうち潜在株券等に係る議決権の数（個）(e)	―
eのうち株券の権利を表示する株券等預託証券に係る議決権の数（個）(f)	―
対象者の総株主の議決権の数（平成19年3月31日現在）（個）(g)	127,368
買付け等後における株券等所有割合 ((a+d)／(g+(b−c)+(e−f))×100) (%)	90.58

（注1）「報告書提出日現在における公開買付者の所有株券等に係る議決権の数(a)」中、ペンタックス新株予約権付社債については、応募のあったペンタックス新株予約権付社債2,493個をその発行要項に基づき平成19年8月6日現在有効な転換価額を用いて株式に換算したうえで議決権の数を算出いたしました。

（注2）「対象者の総株主の議決権の数(g)」は、対象者の平成19年3月期（第77期）有価証券報告書（平成19年6月28日提出）記載の平成19年3月31日現在の総株主の議決権の数です。但し、「買付け等後における株券等所有割合」の計算においては、同有価証券報告書記載の単元未満株式のうち単元未満自己株式を除いた418,843株に係る議決権の数418個、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株に係る議決権の数7,684個を加算した135,470個を分母として計算しています。なお、本公開買付けが成立したことにより、ペンタックス新株予約権200,000,000個は、平成19年6月15日開催の対象者取締役会の決議に基づき、平成19年8月7日に対象者により全てが無償で取得され、消却されたため、上記計算に際してはペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式に係る議決権の数は加算しておりません。

（注3）「買付け等後における株券等所有割合」については、小数点以下第3位を四捨五入しています。

(5) 【あん分比例方式により買付け等を行う場合の計算】

該当事項はありません。

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成19年８月７日
【会社名】	HOYA株式会社
【英訳名】	HOYA CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【提出理由】

ペンタックス株式会社が、当社の特定子会社に該当することとなりましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき臨時報告書を提出するものであります。

2【報告内容】

(1) 当該異動に係る特定子会社の名称、住所、代表者の氏名、資本金及び事業の内容

①	名称	ペンタックス株式会社
②	住所	東京都板橋区前野町二丁目36番９号
③	代表者の氏名	代表取締役兼社長執行役員　谷島　信彰
④	資本金	7,571百万円（平成19年３月31日現在）
⑤	事業の内容	ライフケア、イメージングシステム、オプティカルコンポーネント各製品の製造及び販売等

(2) 当該異動の前後における当社の所有に係る当該特定子会社の議決権の数及びその総株主の議決権の数に対する割合

① 当社の所有に係る当該特定子会社の議決権の数

異動前	１個
異動後	118,065個

② 総株主の議決権の数に対する割合

異動前	0.00%
異動後	92.70%

（注）　総株主の議決権の数に対する割合は、当該特定子会社の平成19年３月31日現在の総株主の議決権の数127,368個をもとに算出しております。

(3) 当該異動の理由及びその年月日

① 当該異動の理由

当社が実施致しました公開買付けの結果、当社がペンタックス株式会社の総株主の議決権の過半数を所有することとなったことによるものであります。

② 当該異動の年月日

平成19年８月14日（予定）

以　上

【表紙】

【提出書類】	大量保有報告書
【根拠条文】	法第27条の23第１項
【提出先】	関東財務局長
【氏名又は名称】	ＨＯＹＡ株式会社 取締役兼代表執行役　最高経営責任者　　鈴木　洋
【住所又は本店所在地】	東京都新宿区中落合二丁目７番５号
【報告義務発生日】	平成19年８月６日
【提出日】	平成19年８月７日
【提出者及び共同保有者の総数（名）】	1
【提出形態】	その他
【変更報告書提出事由】	

第１【発行者に関する事項】

発行者の名称	ペンタックス株式会社
証券コード	7750
上場・店頭の別	上場
上場証券取引所	東京証券取引所

第２【提出者に関する事項】

１【提出者（大量保有者）／１】

(1) 【提出者の概要】

①【提出者（大量保有者）】

個人・法人の別	法人（株式会社）
氏名又は名称	ＨＯＹＡ株式会社
住所又は本店所在地	東京都新宿区中落合二丁目７番５号
旧氏名又は名称	－
旧住所又は本店所在地	－

②【個人の場合】

該当事項はありません。

③【法人の場合】

設立年月日	昭和19年８月23日
代表者氏名	鈴木　洋
代表者役職	取締役兼代表執行役　最高経営責任者
事業内容	エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業

④【事務上の連絡先】

事務上の連絡先及び担当者名	ＩＲ・広報グループマネジャー　　伊藤　直司
電話番号	(03)3952-1160

(2) 【保有目的】

経営権の取得及び発行者との経営統合に関する重要提案行為等を行うこと。提出者は、提出者と発行者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で発行者を完全子会社化することを予定しています。

(3) 【重要提案行為等】

該当事項はありません。

(4) 【上記提出者の保有株券等の内訳】

①【保有株券等の数】

	法第27条の23第３項本文	法第27条の23第３項第１号	法第27条の23第３項第２号
株券又は投資証券等（株・口）	118,065,117株		
新株予約権証券（株）	A	—	G
新株予約権付社債券（株）	B 4,639,750株	—	H
対象有価証券カバードワラント	C		I
株券預託証券			
株券関連預託証券	D		J
対象有価証券償還社債	E		K
他社株等転換株券	F		L
合計（株・口）	M 122,704,867株	N	O
信用取引により譲渡したことにより控除する株券等の数	P		
共同保有者間で引渡請求権等の権利が存在するものとして控除する株券等の数	Q		
保有株券等の数（総数）（M+N+O−P−Q）	R		122,704,867株
保有潜在株式の数（A+B+C+D+E+F+G+H+I+J+K+L）	S		4,639,750株

②【株券等保有割合】

発行済株式等総数（株・口）（平成19年６月28日現在）	T	129,432,505株
上記提出者の株券等保有割合（%）（R／（S+T）×100）		91.52
直前の報告書に記載された株券等保有割合（%）		—

(5) 【当該株券等の発行者の発行する株券等に関する最近60日間の取得又は処分の状況】

年月日	株券等の種類	数量	割合	市場内外取引の別	取得又は処分の別	単価
平成19年８月６日	普通株式	118,064,117株	88.06%	市場外取引	取得	770円
平成19年８月６日	新株予約権付社債	4,639,750株	3.46%	市場外取引	取得	(注)

(注) ペンタックス新株予約権付社債１個（各社債の額面金額100万円）につき金1,433,056円で取得いたしました。

(6) 【当該株券等に関する担保契約等重要な契約】

該当事項はありません。

(7) 【保有株券等の取得資金】

①【取得資金の内訳】

自己資金額 (U) (千円)	−
借入金額計 (V) (千円)	94,481,979
その他金額計 (W) (千円)	−
上記 (W) の内訳	−
取得資金合計 (千円) (U+V+W)	94,481,979

②【借入金の内訳】

名称（支店名）	業種	代表者氏名	所在地	借入目的	金額（千円）
株式会社三菱東京ＵＦＪ銀行	銀行	畔柳　信雄	東京都千代田区丸の内二丁目７番１号	2	94,481,979

③【借入先の名称等】

該当事項はありません。

END